125



05009940

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Palfinger

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34843 FISCAL YEAR 12-31-04

• Complete for initial submissions only *** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/26/05



2004 Annual Report

PALFINGER

Share price (indexed)



220
200
180
160
140
120
100
80
2/1/2004
18/2/2005
PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index

Revenue (EURm)



2000
2001
2002
2003
2004
0
300
600

EBIT (EURm)



2000
2001
2002
2003
2004
0
30
60

Consolidated net profit for the year (EURm)



2000
2001
2002
2003
2004
0
15
30

Shareholder information

ISIN	AT0000758305
Number of shares issued	9,283,750
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	Berlin, Düsseldorf, Frankfurt, Stuttgart

	2004	2003
Low	**EUR 22.70**	EUR 11.86
High	**EUR 42.10**	EUR 23.35
Price at close on 31 Dec	**EUR 42.10**	EUR 22.73
Performance relative to ATX	**+ 27.86%**	+ 22.94%
Performance relative to ViDX	**+ 24.14%**	+ 13.85%
Earnings per share*	**EUR 3.11**	EUR 1.73
Cash flow per share	**EUR 2.77**	EUR 4.20
Recommended dividend	**EUR 1.10**	EUR 0.60
Dividend yield relative to average price	**3.75%**	3.52%
Market capitalization as of 31 Dec	**EUR 390,845,875**	EUR 211,019,638

* The share repurchase scheme and weighted average of shares were taken into consideration.

Research Reports

Bank Austria Creditanstalt, Deutsche Bank, Erste Bank, Raiffeisen Centrobank, First Focus

Ticker symbols

Reuters PALF.VIE, Bloomberg PALF.AV, Vienna Stock Exchange PAL

Investor Relations

Phone +43 662 46 84-0, Fax +43 662 45 00 84, www.palfinger.com

Wolfgang Anzengruber, Chairman of the Management Board, ext. 2218, w.anzengruber@palfinger.com

Eduard Schreiner, Finance Director, ext. 2310, e.schreiner@palfinger.com

Hannes Roither, Company Spokesman, ext. 2260, h.roither@palfinger.com

Financial highlights (in accordance with IFRS)

EUR '000	**2004**	2003	2002	2001	2000
Income statement					
Revenue	**403,739**	334,111	306,482	332,097	314,999
EBITDA	**53,871**	37,527	35,353	52,058	54,521
EBITDA margin	**13.3%**	11.2%	11.5%	15.7%	17.3%
Profit from operations (EBIT)	**41,669**	25,712	23,364	38,067	44,742
EBIT margin	**10.3%**	7.7%	7.6%	11.5%	14.2%
Profit before tax	**41,139**	23,972	19,706	34,631	41,937
Consolidated net profit for the year	**27,362**	15,283	13,182	22,292	27,864
Balance sheet					
Total assets	**311,574**	267,831	268,244	294,652	269,443
Non-current assets	**123,959**	117,766	118,166	132,479	104,165
Liabilities	**149,326**	128,895	138,497	166,022	179,872
Capital and reserves	**159,212**	137,174	128,769	128,262	89,407
Equity ratio	**51.1%**	51.2%	48.0%	43.5%	33.2%
Net debt owed	**(26,719)**	(34,341)	(51,774)	(72,962)	(60,558)
Gearing	**16.9%**	25.0%	40.2%	56.9%	67.7%
Cash flow and investment					
Cash flows from operating activities	**25,726**	39,027	31,655	10,701	28,695
Free cash flow	**12,942**	27,601	33,732	(23,894)	10,509
Investment in property, plant and equipment	**12,510**	15,457	11,160	32,220	17,575
Depreciation and amortization	**12,202**	11,815	11,989	13,990	9,779
Payroll					
Average annual payroll[1]	**2,563**	2,293	2,269	2,072	1,759
Value					
Return on sales	**10.9%**	8.4%	8.4%	12.3%	14.9%
Working capital	**87,480**	76,534	86,984	96,077	69,736
Capital employed (at balance sheet date)	**181,460**	164,667	170,169	189,127	138,348
ROCE	**18.9%**	12.4%	10.6%	16.5%	24.5%
ROE	**20.2%**	12.5%	11.1%	22.3%	37.8%
EVA	**18,813**	8,390	8,352	16,086	23,677
WACC	**8.0%**	7.42%	5.96%	6.69%	6.13%

1) Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Contents

Financial highlights

fold out



PALFINGER

2004 Annual Report

PALFINGER

Palfinger at a glance

Position in the global market

- International leader in the manufacturing of hydraulic lifting, loading and handling systems
- Extensive service network with 1,500 outlets in 125 countries on five continents
- Number One in customer-oriented solutions for the efficient management of interfaces of the transport chain
- Technological leader and Number One in the global market for truck-mounted, industrial knuckle-boom cranes and container handling systems
- Global Number Two in transportable forklifts and forestry and recycling cranes
- Leading specialist in high-tech railway applications

Business overview

- High order intake and revenue in all product areas – Palfinger Group achieves record revenue
- Material supply bottlenecks and cost increases are cushioned
- Global Palfinger Structure becomes foundation for further growth
- Continuous development of product portfolio
- Relocation of production continued as part of location optimization program
- Opening of Service and Demo Center supports service initiative
- Acquisition of the German market leader in truck-mounted aerial work platforms

Organization

- Headquarters in Bergheim, Salzburg, Austria
- 27 Group companies in Argentina, Austria, Brazil, Bulgaria, Canada, Croatia, France, Germany, Italy, Slovenia, South Africa and the USA
- Total global workforce of approximately 2,600
- Optimized global sales and service network via independent dealers
- Global Palfinger Structure ensures optimal closeness to customers both regionally and at the product level

Financial overview

- Record revenue of EUR 403.7 million (m)
- Over-proportionate increase in EBIT (62.1 percent) to EUR 41.7m
- Investment in property, plant and equipment of EUR 12.5m
- Gearing ratio decreased further to 16.9 percent
- High equity ratio of 51.1 percent
- ROCE increased to 18.9 percent



Ownership structure

The Palfinger Group is 64 percent owned by the Palfinger family. After conclusion of the share repurchase scheme in April 2003, 5 percent of shares are held by PALFINGER AG and 31 percent are in free float. International institutional investors, mainly from Europe, hold about 26 percent of capital.


5% PALFINGER AG
31% free float
64% Palfinger family

PALFINGER AG has been listed on the Vienna Stock Exchange since 4 June 1999. The Group's shares have also been traded freely on the stock exchanges in Berlin, Düsseldorf, Frankfurt and Stuttgart since June 2000.

Mission Statement

PALFINGER stands for innovative lifting, loading and handling solutions at the interfaces of the transport chain. This is how we make our customers more successful worldwide.

Innovation is the result of our passion for the permanent improvement of product, process and organization.

Internationalization secures our customers market-conformant products on all five continents and our company maximum independence from regional economic fluctuations, while simultaneously opening up new potential for growth.

Diversification secures us independence from sector-specific fluctuations, creates additional growth potential, and guarantees our distribution partners an optimized product portfolio.

Innovation

The Global Palfinger Structure was implemented from 1 January 2004. The Palfinger Group's new structure reinforces the strategy aimed at meeting differing customer needs in different sectors and regions. Profit responsibility is placed closer to the customer, further growth is accelerated.

The first quarter was marked by the implementation of SAP in the European production areas. This IT project created the foundation for internationalization of value-added activities.

Once again, Palfinger set industry standards in meeting customer needs through the development of 51 new models of cranes and hydraulic systems, and in equipment innovations.

Internationalization

The relocation of value-added to Bulgaria was continued in 2004, with cylinder production bundled at the Bulgarian Tenevo location. This will further improve the cost structure of the Palfinger Group.

160 general agents/dealers with more than 1,500 sales and service outlets supply 125 countries around the globe.

Diversification

The acquisition of Bison accelerates Palfinger's progress towards becoming European market leader in truck-mounted aerial work platforms. The competence center for aerial work platforms is based in Germany.

The pictures of this year's annual report highlight the significance of innovations for the development of our Group.

Palfinger Group structure


Area Europe*
Palfinger Europe GmbH
Area North America
Palfinger Inc.
Area South America
Madal Palfinger S.A.
Purchasing, Production & Assembling
Knuckle-Boom Crane Division[1]
Forest Crane Division[1]
Telescopic Crane Division[1]
Palift Division[2]
Palgate Division[2]
Crayler Division[2]
Railway Division[2]
Mobiler Division[2]
Bison Division[2]
Services Division[2]

* including Africa, Asia and Australia
1 secondary segment "Cranes"
2 secondary segment "Hydraulic Systems and Services"

Segment reporting has been adjusted to fit the Global Palfinger Structure. Since the first quarter of 2004, financial indicators have been broken down into two primary segments, "Europe and the Rest of the World" and "North and South America", and into the secondary segments "Cranes" and "Hydraulic Systems and Services".

The Purchasing, Production & Assembling division, holding activities and internal Group service activities are not shown separately as they are spread out over individual product groups.


6
8
4
9
10
BISON PALFINGER
EINGANG

1 Bison aerial work platform
2 Palift container handling system
3 Epsilon forestry crane
4 High-tech railway application
5 Crayler portable forklift
6 Palgate tailgate
7 Telescopic crane
8 Truck-mounted knuckle-boom crane
9 Mobiler container transfer system
10 Services

Management Board







Wolfgang Anzengruber (48)
Chairman of the Management Board

Mr. Anzengruber began his career with the Simmering-Graz-Pauker Group. In 1990 he assumed the position of Technical Manager at ABB Industrie GmbH, and then became Senior Executive Vice President Administration at ABB Energie AG, and finally a member of the management team of ABB Österreich. In 1999 he joined the management team of Salzburger Stadtwerke, becoming Senior Executive Vice President Sales of Salzburg AG in 2000. Mr. Anzengruber has been Chairman of the Management Board of PALFINGER AG since September 2003. His chief responsibility is enhancement of the value-added process.

Eduard Schreiner (39)
Finance Director

Mr. Schreiner worked at BDO (now Deloitte & Touche) until 1993. He then joined OMV AG, where he was appointed Managing Director of OMV Tschechien GmbH in 1998. Mr. Schreiner was appointed Finance Director of PALFINGER AG in March 2002.

Wolfgang Pilz (45)
Marketing Director

Mr. Pilz looks back on more than 20 years of experience in the crane business at Palfinger. He was appointed Marketing and Distribution Manager of the Truck Cranes Division in 1997 and became Marketing Director in 2003. His main responsibilities include the core business areas of truck-mounted cranes and container handling systems.

Supervisory Board







Herbert Ortner (36)
Marketing Director

Mr. Ortner was global Business Unit Manager for industrial hoses at the publicly listed Semperit Group until 2001. He then joined Palfinger, where he developed the spare parts, equipment and service business before being appointed Marketing Director in 2003. The focus of his activities includes railway applications, tailgates, portable forklifts, container transfer systems and aerial work platforms, as well as the further expansion of the service business.

Alexander Exner (57)
Chairman of the Supervisory Board

Mr. Exner is a management consultant and founding member of the Neuwaldegg consultancy group. He has been a consultant to the Palfinger Group for more than 25 years. Mr. Exner was CEO of Palfinger Holding AG in the 1990s. After the establishment of PALFINGER AG, he became Deputy Chairman of the Supervisory Board and is a member of the Group's strategy team.

Hubert Palfinger (62)
Deputy Chairman of the Supervisory Board

Mr. Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the company for 33 years and was Chairman of the Supervisory Board from 1997 until 2003.

Kurt Stiassny
Peter R. Scharler *(since 14 April 2004)*
Peter Scharler sen. *(until 14 April 2004)*

Delegated by the Works Council:
Johann Maier
Erwin Asen *(since 19 March 2004)*
Johann Mair *(until 19 March 2004)*

Foreword by the Chairman of the Board

Dear shareholder,

After the fundamental strategic changes which marked the 2003 business year, the successfully concluded year 2004 was dominated by structural implementation involving the concentration of the entire company on the three pillars of innovation, internationalization and diversification.

The newly evolved organizational structure, the "Global Palfinger Structure", increases responsibility at the regional level while simultaneously reaping synergies throughout the entire value-added area. The Palfinger Group has thus gained further momentum and created the preconditions for successful profitability and volume growth.

The record revenue achieved during the 2004 business year is a result of the increasingly favorable market environment in many regions as well as the effectiveness of the new organizational structure. The increased proximity to markets and customers allowed the Group to effect volume increases surpassing general market growth while simultaneously increasing earning power.

Based on this clearly defined strategic position combined with a dynamic and flexible structure, the Palfinger Group is well equipped to meet the challenges ahead. Notwithstanding the positive developments in all areas in 2004, a lot of growth potential remains for the company to continue successfully on the set course.

Besides optimizing our cost structure in all areas and intensifying our global sourcing activities, we will continue to drive internationalization by expanding our activities in North and South America. This year will also see the creation of a new "Asia" Area in our organizational structure to reflect the increasing significance of the Asian market for our product portfolio.

The acquisition of Bison stematec, the German market leader in truck-mounted aerial work platforms, in December 2004 was an important step in our diversification strategy and towards our objective of achieving a leading market position in this product area in the most important European countries.

In the 2004 business year, we also clearly demonstrated the significance of product and process innovation for the Palfinger Group with the market launch of several new crane types and product developments in the Hydraulic Systems segment, thus further expanding Palfinger's technological leadership in the industry.

These positive developments could not have been realized without the hard work of our committed and motivated staff, who in the past year proved once again that they are able to meet challenges as well as quickly seizing opportunities.

We would like to take this opportunity to express our sincere thanks to our employees for their contribution to the Group's success.

2004 has been a very successful year for the Palfinger Group on all fronts. The company is well positioned in terms of its strategic orientation and structure, and well equipped for further profitable growth. Besides persistent implementation of our business strategy, we regard sustainability and corporate social responsibility as central tasks of the Management Board.

On behalf of the entire Management Board I would like to thank you for the trust you have placed in us, and hope that you will continue to support us as we move forward into the future.

Bergheim/Salzburg, March 2005



Wolfgang Anzengruber

Operational review

Market review

Euro Zone	+ 1.8%
USA	+ 4.3%
China	+ 9.5%
Brazil	+ 6.1%

Year-on-year growth of GDP

Economic background

In 2004, the global economy was dominated by developments in China, the Euro Zone and the USA. The United States recorded strong growth, while Europe only posted marginal rates of increase. China was marked by further unbridled economic growth this year. Overall, economies around the globe are showing signs of recovery.

The good economic data from the United States also affected other parts of the world in a positive way, with the US dollar remaining weak. Over the course of 2004, the euro broke above the 1.35-dollar mark. During the first months of 2005, it fell again to 1.27 dollars but is still strong against the US currency.

In this environment, the USA was able to achieve economic growth of 4.3 percent compared to the previous year based on an average calculation of predicted growth by international economic forecasters. By December 2004 the unemployment rate had declined to 5.4 percent, thus reaching its lowest mark since September 2001.

In Europe, economic momentum remains restrained and marked by regional differences. The former growth locomotives Germany and Italy are not yet back on track and in 2004 recorded weak GDP growth of 1.2 percent and 1.3 percent respectively. At the same time, countries such as Spain and the new EU member states in particular were marked by above-average development.

In 2005 GDP growth of 3.5 percent is forecast for the USA, though growth rates in the Euro Zone are only expected to reach around 1.6 percent. The disparity in economic growth between the USA and the Euro Zone will thus remain almost unchanged.

In Asia, the Japanese economy has apparently recovered from a deep recession but still hardly recorded any growth in 2004. Based on preliminary economic indicators, growth is forecast to set in from the first quarter of 2005 and pick up over the course of the year. Despite regulatory measures, the Chinese economies again posted an impressive growth rate of 9.5 percent. In India, the world's fourth largest economy, the services and industrial sectors grew by 8.4 and 6.7 percent respectively.

The major South American economies such as Argentina and Brazil posted above-average growth rates in 2004, although they did not reach the levels achieved in Asia.

In Australia, the economy continues to grow by more than 3 percent per annum. Australia is benefiting from China's expanding economy, although not to the degree expected. Impressive economic fundamentals distinguish its smaller neighbor New Zealand, where the unemployment rate was halved to 6 percent and economic growth also stood at 6 percent.

In South Africa, GDP increased by almost 4 percent in 2004.

Revenue by region (in percent)


1.5% Far East
5.6% Rest of Europe
75.7% EU
9.3% North America
3.5% Latin America
4.4% Rest of the World

Construction industry

The construction industry in Western and Eastern Europe was marked by a positive turnaround in 2004. The industry grew by 1.9 percent overall (2003: 0.3 percent) in Western Europe and by 5.2 percent (2003: 2.1 percent) in Eastern Europe. "Euroconstruct", the leading European research network for the construction sector, also forecasts significant growth for the years to come. Especially in Eastern Europe, growth rates of more than 5 percent are expected. Equally strong growth in the construction industry is also forecast for North America in 2005, as indicated by a survey conducted among industry executives (CIT Construction Industry Forecast). Significant increases are projected for investment in construction equipment in particular.

Transport and transportation

In 2004, the transport industry recorded significant increases in order volumes and sales. According to Volvo, manufacturers in Western Europe recorded increases of more than 17 percent in order volumes compared to the previous year, especially in trucks above 16 tons. In North America, the increase in this segment was more than 40 percent. In Germany, the number of new truck registrations rose by more than 10 percent. The industry expects this positive trend to continue in 2005.

Competition

The Palfinger Group achieved significant growth rates in 2004. Despite increasing pressure on prices in almost all product areas, Palfinger succeeded in carrying through price increases in the market. Thanks to technologically mature products, numerous innovations and the leading service concept in its peer group, Palfinger was able to further strengthen and expand its market position in 2004.

Customers and suppliers

Palfinger is represented by a sales and service network of more than 1,500 outlets all over the world. 160 general agents/dealers on all continents supply 125 countries with Palfinger products. In 2004 market access was further strengthened and expanded, among other things by the establishment and qualification of additional sales and service outlets.

Positive market development in 2004 and the outstanding positioning of Palfinger also promoted excellent development among the general agents. Austria, Canada, Spain and the USA in particular recorded above-average increases in units of Palfinger products sold.

About 100 of Palfinger's largest suppliers account for more than 80 percent of purchasing volumes. Through intensive cooperation, Palfinger further increased quality and supplier loyalty in 2004, and with these main suppliers is continuously striving to optimize total costs across all processes.

Nevertheless, general developments in the raw materials markets also led to price increases in raw materials for Palfinger. The good order book and resultant production increases led to a short-term supply bottleneck in materials. Cost increases caused by the additional demand for raw materials not covered by annual contracts were partially passed on to the market from September. The focus of attention will remain on global sourcing.



AOS Active Oscillation Suppression System
The AOS system developed by Erich Wimmer and his team is an active oscillation suppression system for cranes to counterbalance sudden oscillations and great variations in load characteristic for crane operation, enabling quicker and more cost-efficient work processes. This new system has been patented.


PALFINGER





The Palfinger Group

Business developments

The 2004 business year was an outstanding year for the Palfinger Group. Thanks to the Global Palfinger Structure that took effect on 1 January 2004, the company was able to optimally utilize market opportunities. With high order intake in almost all product areas, revenue reached EUR 403.7m after EUR 334.1m in 2003. This increase of 20.8 percent marks the highest value in the company's history.

Revenue (EURm)


2002
2003
2004
0
100
200
300
400
500

In the first six weeks of the reporting year, production was scaled down by about 50 percent to ensure successful implementation of SAP. From the middle of February, production was ramped up to full capacity with overtime and extra shifts in March to compensate for the revenue backlog in the first few weeks.

Strong demand for Palfinger products and resultant production increases led to material supply bottlenecks in the following months. Despite annual contracts with suppliers, Palfinger was affected by the global steel shortage, which led to price increases in materials. However, these increases were partially passed on to the market with a time lag.

The costs of relocation of cylinder production to Bulgaria also had diminishing effects on the 2004 results, though these still increased significantly despite the factors mentioned above.

The introduction and implementation of these structural projects ensured over-proportionate earnings growth and contributed to a significant improvement in profitability. Profit from operations (EBIT) was increased by 62.1 percent to EUR 41.7m from EUR 25.7m, thus the EBIT margin increased from 7.7 percent in 2003 to 10.3 percent in 2004.

EBIT (EURm)


2002
2003
2004
0
20
40
60

Earnings significantly improved on the product side, both in the Cranes segment and in the Hydraulics Systems and Services segment. This is largely the result of positive development of the Guima Palfinger subsidiary in the Palift Product Division. Despite the weak dollar there was an over-proportionate increase in revenue and earnings in North America. Profit before tax increased from EUR 24.0m in 2003 to EUR 41.1m. Consolidated net profit for the year increased by 79.0 percent and stood at EUR 27.4m after EUR 15.3m in 2003.

Significant changes in 2004

Consistent implementation of the strategic measures for future development initiated over the past few years was continued in 2004.

Global Palfinger Structure

The new "Global Palfinger Structure" took Group-wide effect on 1 January 2004. Increased customer proximity has been achieved by shifting competences to the market and product levels, accelerating further growth. Palfinger is now managed by Areas and Product Divisions. The areas "Europe", "North America" and "South America" have already been defined as independent market areas, while all other regions are presently still managed from Europe. This structure allows for decentralized, fast and flexible local decision-making.

In the 2004 business year the Global Palfinger Structure was brought to life, and processes and interfaces have been modified accordingly. The area management teams in North and South America were additionally reinforced to equip them for further growth in these regions.

In 2004 it was also resolved to establish a separate "Asia" Area with effect from the second half of the 2005 business year. Palfinger has continuously expanded its expertise on the Asian markets and has actively been fostering contacts for many years; representative offices already exist in China and Thailand. Now the company is concentrating on targeted penetration of this region. During the first years, selective product and national strategies are to ensure the achievement of critical sales volumes and create value-added at the local level, i.e. by establishing assembly plants. Another focus will be on building up an effective purchasing organization in this region. The Asian market drive will be launched with cranes and container handling systems.

Location Optimization Program

The Location Optimization Program begun in 2002 was implemented further. In 2004, cylinder production was concentrated at Tenevo, Bulgaria with a staff of 233 already working on location by the end of 2004. Relocation of extension cylinder production from Lengau was concluded in 2004. In order to be able to manufacture the complete share of self-produced cylinders, which is equivalent to about 70 percent of the Group's total demand for cylinder products, in Tenevo, staff and machinery will be increased further over the coming months. The transfer of the galvanizing plant – a vital prerequisite for these steps – was concluded in the fourth quarter of 2004.

The relocation of value-added to Bulgaria is to be further reinforced in future, with individual production steps also to be relocated to the Bulgarian Cherven Brijag location. This will further optimize the company's cost structure and thus strengthen the Palfinger Group's competitive ability.

SAP

The implementation of SAP in the European production areas was realized in the first quarter of 2004, creating an important foundation for the international network of enterprise resource planning systems and thus for effective internationalization of value-added.

Services

Palfinger is the industry's undisputed service champion. Since the launch of the service initiative, the range of services offered has been continuously expanded. Space at the headquarters in Bergheim/Salzburg which was freed up during the implementation of the Location Optimization Program is now being utilized for Palfinger Group's increased service activities. In June 2004 a new Service and Demo Center featuring state-of-the-art training facilities and a demo center for the demonstration of different Palfinger products was inaugurated in Bergheim. Since then more than 1,400 persons have attended training events at this facility. External training institutions also utilized the facilities. In 2004, the Service and Demo Center already registered utilization of more than 80 percent, far surpassing the set target.

The range of pre-sales and after-sales services is continuously being expanded to meet customer requirements, one example being the electronic claims processing system e-claim which went online in 2004. Furthermore, the worldwide extranet now offers the "Palfinger Family" numerous services including PATIS online search and ordering of spare parts.

Outsourcing of e-logistics
In October 2004 Palfinger entered into a cooperation agreement with the IT services provider unit-IT, a subsidiary of Siemens, in order to intensify e-logistics activities. By transferring this sphere of activity, the diverse needs of customers can be better met and additional industry solutions besides e-rail and e-waste offered. unit-IT will integrate e-logistics into its existing mobile computing portfolio and further develop the existing solutions. The stake in star.trac was sold to the co-partners in the company.

Palfinger Norge AS
The sales and service network of the Palfinger Group is largely made up of independent dealers. Palfinger only holds stakes in these companies in the most important markets. For historic reasons Palfinger held a majority of shares in the Norwegian distribution subsidiary Palfinger Norge AS, which was sold in November 2004. The company will now serve the Norwegian market as a partner of Palfinger.



Service and Demo Center
Balthasar Gwechenberger and his team developed the concept for the new Palfinger Service and Demo Center. These state-of-the-art training facilities along with a demonstration center for the presentation and user training of Palfinger products offer the perfect balance between theory and practice.


PK 36002
Performance
BISON PALFINGER

Acquisition of Bison

As of 1 December 2004 Palfinger acquired Bison stematec, the leading German developer and manufacturer of truck-mounted aerial work platforms. About a year earlier Palfinger had launched its own ACCESS aerial work platforms on the market. Bison will now be operated as a Group assembly location for this product area. In 2003 the company generated annual sales of about EUR 13m with a staff of about 130.

Vital synergies are expected from bundling of purchasing activities, utilization of common assembly and production capacities, joint utilization and development of distribution structures and exploitation of the Europe-wide service business. The acquisition of Bison is in line with Palfinger's strategy of growth through diversification and internationalization. Palfinger's declared aim is to become the European market leader in truck-mounted aerial work platforms in the near future, whereby further growth may also be supplemented by acquisitions.

The market for truck-mounted aerial work platforms is considered attractive and high potential, and is currently characterized by numerous small manufacturers producing low numbers of units and a large variety of models. The market is about to enter a consolidation process in which the Palfinger Group will be a key player. The European aerial work platform market is estimated at a volume of about EUR 300m, and forecasts predict annual market growth of about 3 percent in the coming years. The largest markets for aerial work platforms are France, Germany, Great Britain, Spain and Italy. The major users of this equipment include energy utilities, telecommunications companies and infrastructure providers such as municipalities and road management authorities.

Legal changes in the Group structure

In accordance with a payment-in-kind contract of 26 April 2004, Palfinger Service- und Beteiligungs-GmbH transferred its stakes in the units EPSILON Kran GmbH, Palfinger Norge AS, STEPA Farmkran GmbH, Palfinger France SA and Palfinger Southern Africa (Pty) Ltd. as well as 94.9 percent of its stakes in Palfinger GmbH to Palfinger Europe GmbH as of 31 December 2003 according to the regulations set out in Austria's Reorganization Tax Act (Umgründungssteuergesetz UmgrStG). Subsequently the nominal capital of Palfinger Europe GmbH was increased to EUR 208,449.02. Palfinger Service- und Beteiligungs-GmbH now holds a stake in Palfinger Europe GmbH equivalent to EUR 208,369.02 or 99.96 percent (Palfinger Consult AG: EUR 80.00 or 0.04 percent). In addition, on 26 April 2004 Palfinger Service- und Beteiligungs-GmbH transferred its stakes in the units Palfinger Gru Idrauliche S.r.l. and P i R metal d.o.o. to Palfinger Produktionstechnik GmbH in accordance with a payment-in-kind contract pursuant to the regulations set out in the Austrian Reorganization Tax Act.

Palfinger Europe GmbH transferred one percent of its stakes in EPSILON Kran GmbH to Mr. Johannes Steindl as part of a cooperation agreement dating from 1999. Palfinger Europe GmbH now holds 65 percent of EPSILON Kran GmbH.

Palfinger Europe GmbH sold its stakes in star.trac supply chain solutions GmbH to the co-partners Hans E. Maier-Dech, Clemens-Till Weber and Stefan Willmeroth and its stakes in Palfinger Norge AS to the new partner Kjell Berge. Thus, the Palfinger Group no longer holds stakes in these two companies.

In conjunction with the acquisition of the Bison business unit from the Jennissen-Gruppe GmbH, Palfinger Europe GmbH founded a wholly owned subsidiary, Bison Palfinger GmbH with headquarters in Löbau/Germany, which began operating in December 2004.

Palfinger Service- und Beteiligungs-GmbH has acquired stakes in Madal Palfinger S.A. from a minority stakeholder. As a result, the Palfinger Group now holds 99 percent of the company's shares.

In 2004, the following changes were effected in connection with the French Guima Group: The companies SAS Société Industrielle de Chaudronnerie and SAS Guima Palfinger Provence were merged with their parent company SAS Guima Palfinger. The legal form of each of the two companies Financière Palfinger and Guima France was changed from SA to SAS.

Group assets, finances and earnings

The positive effects of the structural projects implemented are reflected in the improvement of all ratios.

Despite positive revenue growth of about 20.8 percent, capital employed only increased by EUR 16.8m or 10.2 percent to EUR 181.5m. Net working capital increased by EUR 10.9m or 14.3 percent to EUR 87.5m, and non-current assets (excluding goodwill) by 6.6 percent or EUR 5.9m to EUR 94.0m. Investment in property, plant and equipment amounted to EUR 12.5m after EUR 15.5m in 2003 and was mainly used to finance further implementation of the Location Optimization Program concentrating cylinder production at the Tenevo location (improvement of cost structure), the acquisition of Bison stematec (diversification) and the implementation of SAP (foundation for the internationalization of value-added and logistics).

The development of return on average capital employed (ROCE) was highly positive at 18.9 percent compared to 12.4 percent in the previous year, resulting from the significant performance increase hand in hand with the only slight increase in capital employed.

Cash flows from profit before tax (profit before tax plus depreciation and amortization) rose by 46.2 percent from EUR 35.7m to EUR 52.2m, meaning that financing of tax payments, the increase in working capital and investments were funded from the company's own means. Free cash flows of EUR 12.9m (EUR 27.6m in 2003) were used to finance the dividend payment (EUR 5.3m), for interest payments and for the further reduction of net debt (EUR 4.9m).

The positive cash flow situation is also reflected in the development of the gearing ratio, which declined further to 16.9 percent after 25.0 percent in 2003 despite record revenue. These indicators together with an equity ratio of 51.1 percent (51.2 percent in 2003) show that Palfinger is well prepared for continuing its strategy of profitable growth.

Dividend

The Management Board, subject to the approval of the Supervisory Board, will recommend a dividend of EUR 1.10 per share for the year 2004 at the Annual General Meeting. Own shares held by PALFINGER AG are not entitled to a dividend. Based on the average price of Palfinger shares (EUR 29.36) in 2004 the dividend yield is 3.7 percent, and taking the year-end share price it is 2.6 percent. In 2003, the comparative dividend yields were 3.5 and 2.6 percent respectively.

Assessment of future risks

Risk evaluation

Building upon the experiences of 2003, Palfinger implemented an extensive risk evaluation project in November 2004. Based on interviews and workshops with executives from the individual Product Divisions and Areas, risks pertaining to the Palfinger Group are being identified, analyzed and documented in the light of their possible effects on Group performance and their probability of occurrence. This project is scheduled for conclusion in April 2005 with the identification of the twenty main risks that may affect the company. Special risk control strategies are being worked out and implemented to ensure adequate hedging against risks.

Risk management

Procedures for managing operative risks are defined in various management and investment standards, and in guidelines. Group-wide insurance programs minimize the risks posed by product liability, damage to assets and business interruption.

Risk monitoring and control

A risk management committee continuously monitors the major risks identified and the implementation of control strategies. The committee reports to the Management Board on a quarterly basis. The planning and controlling processes were significantly strengthened in 2004 through the introduction of the integrated enterprise resource planning system SAP R3 and further development of the management information system.

Responsibilities

Risk management is a permanent organizational unit of the Palfinger Group. At the Group level, overall accountability lies with the management. Management of operative risks is decentralized and performed by the respective local managements of the individual companies.



CR 50 Palreach

CR 50 Palreach is a Crayler model that enables unloading of a complete truck from just one side. Mario Sattler and his team developed a special screw-actuated scissor lift which is fixed between the retractable mast and the fork, enabling operators to work efficiently even in confined spaces.



Risk management is a key responsibility of all managers. To ensure unified and sound measures Group-wide standards, guidelines and handbooks have been implemented. They are binding for all staff members of the Palfinger Group.

Research, development and innovation

Continuous research and development in motion geometry, electronics, coating technology, materials, process and product technology ensure the Palfinger Group's technological leadership in the industry. Vital factors include competence transfer to other product areas within the Group as well as the development of new general concepts.

In 2004 EUR 10.1m, equivalent to 2.5 percent of total revenue, were invested in research and development. Group-wide about 50 staff members are in charge of innovative improvements and new developments. Technology suppliers are involved in projects early on to ensure that the changing demands of the company are quickly met.

Ongoing co-operations with universities and other institutions of post-secondary education also ensure that Palfinger keeps abreast of state-of-the-art concepts to generate innovative ideas for products and process development. The company is currently involved in a three-year research project with the "Production and Management" degree program at the Steyr School of Management. Palfinger is one of four partner companies applying parts of the models created in the "production optimization" project in pilot projects.

51 new models in various product areas and six technological innovations were developed during the reporting year. The innovations primarily pertained to applications enhancing product safety and user-friendliness.

Products brought to market included the Palfinger Interlock System, a special outrigger safety system, and the Palfinger Autofold System for automatic unfolding and folding of the crane at the push of a button.

All Palift models are equipped with innovative cab control systems enabling significantly more convenient operation of the hook loader directly from the driver's cab. A cutting-edge hydraulic system integrating additional convenience features and safety functions to prevent faulty operation was developed for the new models.

In Epsilon forestry and recycling cranes Palfinger is the only manufacturer offering a high power lifting system, which reduces operating speed and increases lifting power on demand and enables more exact positioning of sensitive loads.

The Palreach system developed for Crayler transportable forklifts enables unloading of a complete truck from just one side by means of a special screw-actuated scissor lift.

Palfinger holds the rights to numerous patents; many nominations and awards have rewarded the company's innovative competence.

People

As a company with strong customer orientation, Palfinger not only demands high flexibility of its processes but also expects equal flexibility from its staff. A majority of employees work in self-controlling teams with work time schedules based on flexitime and bandwidth models and performance-based remuneration.

To strengthen team spirit within the Group and ensure coherent staff cohesion, internal road shows are staged twice a year at the different locations. At these events staff are informed about the Group's strategies and the progress of projects. Regular meetings of executive-level teams from the individual companies provide for effective information flows and decision-making.

An innovative and succinct form of staff survey is conducted twice a year, giving Palfinger an up-to-date snapshot of the current state of the organization from the staff point of view. Replies to the ten questions are mainly web-based, enabling quick responses to all staff members within two weeks. Based on this concept critical developments can be identified precisely and in time to set constructive measures.

The establishment of the PALFIT program in 2004 was a vital impulse fostering staff health and well-being. The promotion of fitness programs, fruit baskets, extensive medical screenings, physiotherapy and talks on health-related topics contributed to the health awareness of staff. Besides raising awareness and motivation, this program will also pay off economically in the medium term by reducing absences due to illness.

Continuous and targeted development of staff competence is a high priority for the company. In 2004, 291 Palfinger staff members completed 1,128 days of training in Austria alone. One third of the courses were run by Palfinger's own training college.

At the end of 2004, the Palfinger Group employed 2,796 staff in 19 fully consolidated companies. In addition, 36 apprentices were trained in the Group during the reporting year. The annual average payroll was 2,563 (excluding temporary workers and apprentices), and 236 temporary workers were employed to cover capacity bottlenecks.

Increasing internationalization is also reflected in the number of employees posted to other locations. An average of 23 staff from Austria were working at international locations in 2004, where they made significant contributions in terms of knowledge transfer and cultural networking within the Palfinger Group.

Investor Relations

In 2004, most international stock exchanges were marked by uncertainty concerning economic development, exchange rates, interest rates and the oil price, resulting in volatile share price development. In the fourth quarter of 2004, stabilization of the raw material and crude oil markets and diminishing concern over significant interest rate increases resulted in price gains on the international stock markets. The share price indices of all important international stock markets showed a slight year-on-year increase.

The Vienna Stock Exchange in 2004

The Vienna Stock Exchange outperformed the major international exchanges by a considerable margin for the fourth year in a row in 2004. The leading index ATX closed the year with a gain of 57.4 percent compared to year-end 2003. A closing price of 2,431.38 points on the last trading day of 2004 also marked an all-time record high.

The Palfinger Share

PALFINGER AG's shares are listed on the Prime Market of the Vienna Stock Exchange. Palfinger is also included in the benchmark ATX index and in the ViDX, the index for growth and technology-oriented shares on the Vienna Stock Exchange.

After reaching an annual low of EUR 22.70 on 5 January 2004, the share price developed very well during the remainder of 2004 and closed with an all-time high of EUR 42.10 on 30 December 2004. This development not only reflects the positive performance of the Vienna Stock Exchange in 2004 but also the outstanding development of the Palfinger Group during this period – in absolute terms as well as compared to the peer group. The two indices in which the Palfinger share is included were outperformed by this increase in 2004. In February 2005, the share price rose further to EUR 47.00.

In 2004, the Management Board of PALFINGER AG held talks with numerous investors in Austria and abroad. Among other activities, the Management represented the company in Europe and North America at road shows organized by the Vienna Stock Exchange.

Selected stakeholders participated in a survey on the topic "Press activities and investor relations" in 2004. The survey results will enable Palfinger to further improve its performance in these areas.



Power Link Plus

Power Link Plus is a tiltable knuckle-boom allowing operators to perform high-precision work in confined spaces, previously impossible or requiring additional equipment. The crane can easily extend through windows and door openings. Eckhard Wimmer and his team have provided crane operators with unprecedented flexibility of movement.


PALFINGER

Corporate Governance

Since 2003 PALFINGER AG has complied with the regulations stated in the Austrian Corporate Governance Code and has complied with nearly all the code's clauses.

The Palfinger Group's auditors ensure at least once a year that commitments to the Corporate Governance Code are being met. The Austrian Working Group for Corporate Governance has published a questionnaire for this voluntary external evaluation, which aims to provide the greatest possible transparency and to thus ensure high comparability of results.

In April 2004 this questionnaire was filled in by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH after the evaluation process. It was published on the PALFINGER AG website, confirming the Group's basic compliance with the C (Comply or Explain) and R (Recommendation) clauses of the Corporate Governance Code and containing explanations of the rules not complied with – C rules no. 42 (the Supervisory Board Strategy Committee) and no. 51 (a representative of free float in the Supervisory Board). The 2004 evaluation report will be available via the website from spring 2005.

Sustainability

As a global company, Palfinger is aware of its responsibility towards the environment, society and future generations. Process-oriented quality management within the company and in partnerships with suppliers and efficient utilization of energy and raw materials ensure competitiveness and the economic and ecological success of the Palfinger Group.

The declared goal of the Management is to meet the needs and expectations of customers worldwide with quality products, to operate the company in a success-oriented and sustainable manner, to motivate all staff to the highest degree possible by providing an attractive working environment and to steward resources entrusted to the company in an economical manner.

To achieve these targets, two areas are given special attention under Palfinger corporate policy. One area is the QSU (Qualitäts-Sicherheits-Umwelt) management system, which is implemented in production technology throughout the entire Group, ensuring systematic consideration of quality and the environment in all phases of product development, creation and utilization. The system is continuously monitored; implementation of corrective measures is directly supervised by executive teams at the production locations.

The other requisite is a corporate environment promoting innovation, new developments and patent developments and their quick realization, thus strengthening the Group's market position as innovation leader while simultaneously increasing efficiency and occupational safety in terms of energy and resource utilization. Some examples include the AOS Active Oscillation Suppression system, the routine processing of used oil, the patented Palfinger Interlock outrigger safety system and the application of the KTL coating method that is unique in the industry. Palfinger holds 37 patents which improve environmental performance, occupational safety, customer satisfaction, procurement and service processes and the profitability of the Group.

The QSU management system and research and development activities are continuously expanded, evaluated and improved in close cooperation with all stakeholders.

Certification

Palfinger is committed to continuous improvement of environmental protection and preservation, and to meeting environmental standards going beyond minimum legal compliance. Possible negative effects on the environment in all product life cycle phases are identified and eliminated during the planning process for each new product.

During training sessions and events staff are not only informed about economical employment of resources and protection from emissions, but also motivated to address these issues through comprehensive presentation of possible effects and insights from the environmental and corporate balance sheets. The amount of waste disposed of is controlled and evaluated on a continuous basis, complemented by ongoing research to find new methods and technologies to enable further reduction of emissions. Palfinger cooperates with the relevant public bodies and authorities to define emergency procedures to be implemented in the event of environmental accidents and emergencies and measures for the continuous improvement and monitoring of Palfinger's environmental management efforts.

All assembly, manufacturing and production sites within the Palfinger Group operate quality management systems in accordance with ISO 9001 to ensure the integration of environmental and safety measures into ongoing processes. The Group's largest production location, Palfinger Produktionstechnik GmbH in Lengau, has additionally concluded the implementation of an environmental management system in accordance with EMAS II (Eco Management and Audit Scheme) for voluntary and continuous improvement in raw materials management and environmental protection. The Lengau location has also been certified according to ISO 14001 and is thus considered a leader in state-of-the-art environmental management.

People

Today Palfinger stands for innovative lifting, loading and handling systems at the interfaces of the transport chain. The company has achieved its present position in the market thanks to the introduction of innovative products and the creativity and productivity of its staff. The experience and productivity of staff are a decisive factor for success in global competition. Palfinger is aware of the importance of trust, fairness and personal development opportunities in its relations with its staff. Flexibility, personal growth and self-initiative are promoted in a targeted and extensive manner. Training measures – such as those offered by the Palfinger training college – and international exchange of expertise and knowledge have been institutionalized within the Group. At Palfinger, occupational safety does not only involve acceptance standards or outrigger safety systems, but begins at the very base of the organization with a program promoting healthy nutrition and physical fitness: the "PALFIT" project which is already in place at all Austrian locations.

Palfinger is also aware of its social responsibility towards people outside the Group's direct sphere of influence. Palfinger demonstrates active social commitment to convey the values of the Group and let others partake in the Group's success. For about 10 years now the company has been supporting projects of AMREF (African Medical and Research Foundation) Austria to help improve the health of people in Africa within the context of community-based health care projects.

Sponsoring
PALFINGER AG's sponsoring activities are based on two pillars. By sponsoring motor sports and strength sports, the company has chosen to promote sports based on power, precision, technique and reliability, the same attributes as those which characterize Palfinger's high-tech products. In 2004 Palfinger sponsored Formula Superfund prospect Norbert Siedler, the truck racers Lutz Bernau, Jochen Hahn and Egon Allgäuer, judoka Christoph Stangl and Germany's strongest man, Heinz Ollesch. On the cultural side, Palfinger supports events characterized by the symbiotic relationship of aesthetics and technology. In 2004, Palfinger cranes were featured at the opening of the Salzburg Festival and at the ImPulsTanz dance festival in Vienna.

To the Palfinger Group, sustainability is not just a buzzword or a matter of attitude. Sustainability permeates the daily activities of the company and constitutes a priority focus of planning, implementation and evaluation of all projects and products in the eyes of both management and staff.



Epsilon internally routed hose guides
Hannes Steindl and his team were the first to internally route and thus protect all knuckle-boom components of timber and recycling cranes, such as the knuckle-boom piping, four additional hoses for rotator and grab as well as the telescopic cylinder. The product life of the crane is increased significantly thanks to this ideal placement of the hydraulic hoses.



Outlook

Based on the concluded and ongoing structural projects the Group's cost structure will improve further during the 2005 business year. The subsidiary Guima Palfinger is also contributing to this development. The Global Palfinger Structure promotes future growth potential through internationalization and diversification. The first months of 2005 confirm stable strong demand for Palfinger products, while capacity utilization remains at a high level. For the 2005 business year, the Management expects further significant growth in revenue and earnings depending on the development of the general economic environment.

The strategy pursued by the Group's Management aims to achieve leading market positions in all product areas and increase revenue generated outside of Europe in the medium term. Profitable growth remains the company's priority.

Divisions

Effective from 1 January 2004, IFRS segmentation was altered with the implementation of the Global Palfinger Structure. Financial indicators are broken down into two primary segments with the regions "Europe and the Rest of the World" and "North and South America", and two secondary segments with the product groups "Cranes" and "Hydraulic Systems and Services". Figures for the year 2003 were re-calculated using this segmentation and are presented here to ensure comparability in the representation of business developments.

2004 **Primary segmentation**	Revenue EUR '000	in %	EBIT EUR '000	in %
Europe and Rest of the World	352,037	87.2%	38,737	93.0%
North and South America	51,702	12.8%	2,932	7.0%
Secondary segmentation				
Cranes	291,906	72.3%	44,015	105.6%
Hydraulic Systems and Services	111,833	27.7%	(2,346)	(5.6%)

Performance by region

Europe and Rest of the World

The segment "Europe and Rest of the World" comprises Palfinger Europe GmbH, the distribution companies Palfinger GmbH (Deutschland), Palfinger Bermüller GmbH, EPSILON Kran GmbH and SAS Financière Palfinger with the Guima Group. Palfinger Norge AS was included until the end of September 2004; Bison Palfinger GmbH is included as of 1 December 2004. The units

STEPA Farmkran GmbH, Palfinger France SA, Palfinger Argentina S.A. and Palfinger Southern Africa (Pty) Ltd. are included in this segment at equity. All product groups except telescopic cranes are marketed in these regions.

In 2004, Palfinger achieved increases in order intake and revenue in this segment. In Europe, positive developments were recorded mainly in Austria, France, Great Britain and Spain. Germany was marked by irregular performance: while order intake in the classic cranes division was 20 percent above previous-year period levels in the first quarter, an overall decline marked the remainder of the year, whereas over-proportionate growth was recorded in Epsilon forestry and recycling cranes.

Australia and New Zealand also developed positively in 2004. In Africa expansion is underway, starting in South Africa. In the meantime, Palfinger systems are delivered to 15 African nations. Positive developments in Asia have reinforced management plans to expand activities in this region.

EUR '000	in % of total	2004	2003
External sales	87.2%	352,037	293,532
Depreciation and amortization	90.0%	10,982	10,762
Profit from operations (EBIT)	93.0%	38,737	25,240
Liabilities	84.8%	126,554	105,787
Total assets	89.2%	277,867	234,217
Investment in property,			
plant and equipment			
and intangible assets	91.2%	16,053	13,401
EBIT margin		11.0%	8.6%

EUR '000	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Revenue	75,788	91,902	89,102	95,245
EBIT	6,041	9,580	10,820	12,296
EBIT margin	8.0%	10.4%	12.1%	12.9%

Compared to 2003, revenue in this segment rose by 19.9 percent from EUR 293.5m to EUR 352.0m. EBIT was increased by 53.5 percent, from EUR 25.2m to EUR 38.7m. Besides growth in revenue, this increase reflects positive developments in the Palift Division (container handling systems).

Revenue (EURm)


2003
2004
0
150
300
450

EBIT (EURm)


2003
2004
0
20
40

Outlook

The first months of 2005 were marked by a high order backlog. Thus further positive revenue and earnings development is expected for the full year.



North and South America

The segment "North and South America" comprises the companies Palfinger USA, Inc. and Tiffin Loader Crane Company in the USA and Palfinger Inc. in Canada, as well as Madal Palfinger S.A. in Brazil. Cranes and Services are available in both North and South America; while Palift container handling systems and Crayler portable forklift trucks are additionally sold in North America, telescopic cranes form part of the product portfolio in Brazil.

Increasing order intake during the first few months led to good revenue growth, especially in North America. The quantity of cranes assembled in Canada during the reporting year doubled compared to 2003. In South America, the second half was marked by material supply bottlenecks in trucks for telescopic cranes, which adversely affected revenue. However, the market position in knuckle-boom cranes was significantly strengthened in 2004.

Organizational and management structures were adjusted according to the Global Palfinger Structure in both North America and South America.

EUR '000	in % of total	2004	2003
External sales	12.8%	51,702	40,579
Depreciation and amortization	10.0%	1,220	1,054
Profit from operations (EBIT)	7.0%	2,932	472
Liabilities	15.2%	22,772	23,108
Total assets	10.8%	33,707	33,614
Investment in property, plant and equipment and intangible assets	8.8%	1,547	2,694
EBIT margin		5.6%	1.2%

Palfinger Interlock System

The Palfinger Interlock System developed by Franz Sieberer and his team is a unique solution for securing the manual outrigger system. The Interlock System stands out thanks to its easy handling and offers up to four safety appliances in one.





EUR '000	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Revenue	10,603	12,311	13,294	15,494
EBIT	15	1,517	1,497	(97)
EBIT margin	0.1%	12.3%	11.3%	(0.6%)

Despite negative currency effect revenue was increased by 27.4 percent, from EUR 40.6m to EUR 51.7m, compared to the previous year. There was a significant 521.2 percent increase in EBIT to EUR 2.9m after EUR 0.5m in the previous year, despite negative EBIT in the fourth quarter as a result of US dollar devaluation.

Revenue (EURm)


2003
2004
0
10
20
30
40
50
60

EBIT (EURm)


2003
2004
0
1
2
3

Outlook

In South America, the high order backlog in telescopic cranes due to supply bottlenecks in trucks is expected to positively affect revenue in this segment in 2005. Further investment in strengthening of structures is considered the foundation for growth in North and South America.

Performance by product group

Cranes

The Cranes segment comprises the product divisions knuckle-boom cranes, forestry and recycling cranes, as well as telescopic cranes in Brazil.

From the beginning the year 2004 was marked by high order intake, a positive trend that continued into the third quarter. After a short-term decline at the end of the third quarter, sales figures stabilized towards the end of the year to remain at a high level. Australia, Austria, France, New Zealand, North America, Spain and South Africa were the main regions of growth.

The number of units sold was increased across all product ranges, marked by a tendency towards products in higher performance ranges and increased equipment. In line with this, the crane equipment division also continued its positive development.

The successful performance of Epsilon products continued from previous years. While revenue was increased by 75 percent, earnings doubled and order intake grew by 88 percent.

Revenue development in telescopic cranes remained below previous-year levels due to supply bottlenecks in trucks for telescopic cranes.

EUR '000	in % of total	2004	2003
External sales	72.3%	291,906	245,406
Profit from operations (EBIT)	105.6%	44,015	33,476
Total assets	60.9%	189,860	168,435
Investment in property, plant and equipment and intangible assets	63.7%	11,216	12,964
EBIT margin		15.1%	13.6%

EUR '000	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Revenue	59,808	77,978	73,202	80,918
EBIT	6,869	11,817	12,784	12,545
EBIT margin	11.4%	15.2%	17.5%	15.5%

Development in this segment was highly positive, not least due to outstanding order intake during the first few months. Revenue increased by 18.9 percent to EUR 291.9m compared to EUR 245.4m in the same previous-year period.

This segment was especially affected by the implementation of special projects in connection with the introduction of SAP in the first quarter and the consequences of difficulties with material procurement. In September, price increases in material costs were partially passed on to the market for the first time.

Despite the effect of these events on EBIT development, profit before tax increased by 31.5 percent to EUR 44.0m after EUR 33.5m in the previous-year period.

Revenue (EURm)


2003
2004
0
100
200
300

EBIT (EURm)


2003
2004
0
10
20
30
40
50

Outlook

Material prices kept increasing towards the end of the year, and from today's estimates a decline is not expected before the end of 2005. Thus, one of the main targets for 2005 is the continuous realization of further cost cutting potentials.

Hydraulic Systems and Services

The Hydraulic Systems and Services segment comprises the following product divisions: Palift container handling systems, Palgate tailgates, Crayler transportable forklifts, railway applications, Mobiler container transfer systems, Bison aerial work platforms and Services.

In the Palift Product Division, processes were further improved at Guima Palfinger. In product development attention was focused on keeping implementation costs reasonable, the launch of component manufacturing relocation to more cost-effective locations within the Palfinger Group setting a milestone for future developments. On the market side Palfinger profited from the steel shortage in the first half and the resultant increase in demand from the recycling industry.

In 2004, the Palgate Product Division recorded first successes in the tender business. New product developments were successfully brought to market at the end of the year. Further product development and continuous implementation of cost cutting potentials are to contribute to positive development. Expansion of the dealership network is another main target in 2005.

Compared to the previous year, the Crayler Product Division saw increases in both revenue and earnings in 2004. The major reason for this development was the driving of the target markets in Europe, where further market shares were gained thanks to the revision and expansion of the European product range combined with measures to strengthen the dealership structure. Market shares were also expanded in North America.

The positive market response has confirmed the Group's strategy to meet customer requirements by expanding the product range according to their needs. To meet increased sales quantities a further assembly line was installed at the Köstendorf location. Another future focus will be on the expansion of sales and distribution channels.

Because of its specialization in high-tech applications, the Railway Product Division has always been an innovation hub for the further development of other Palfinger products too. The reporting year in this division was again marked by construction-intensive individual projects. Furthermore, several prototypes were delivered for impending contract awards for large-scale projects due to be commissioned in the first few months of 2005.

The Bison Product Division was marked by investments in opening up markets for Palfinger aerial work platforms, which were sold under the brand name Access. By acquiring the German market and technology leader in truck-mounted aerial work platforms, Bison stematec, Palfinger has completed its product portfolio and targeted measures to push this product area are now underway. With Bison, Palfinger is aiming to achieve a leading market position in Europe in the near future.

Because of the delayed introduction of truck tolls in Germany, revenue targets for the German market did not materialize in the Mobiler Product Division. However, further projects were realized in Austria and Switzerland. In Austria, Italy and Switzerland more than 1,000 containers per week are already being transferred from road to rail using the Mobiler.



KTL Cathodic Dip Painting

Cathodic dip painting has been used successfully in the automotive industry for many years. Each product component is treated in 16 elaborate steps, from base coat application to an evenly applied top coat. Thanks to Wolfgang Pilz and his team, Palfinger now also offers state-of-the-art corrosion protection for all product components.



The implementation of the Global Palfinger Structure was launched in the Services division. In Austria, spare parts storage was successfully reintegrated at the Bergheim location at the beginning of 2004. Service tools originally developed for cranes are now being transferred to other products. The Service and Demo Center established in the process of the Location Optimization Program was inaugurated at the dealer conference at the beginning of June and is already being used extensively for staff training and customer-oriented marketing of Palfinger products. In 2004, the service drive resulted in further improvement of revenue and earnings.

EUR '000	in % of total	2004	2003
External sales	27.7%	111,833	88,705
Profit from operations (EBIT)	(5.6%)	(2,346)	(7,764)
Total assets	39.1%	121,714	99,396
Investment in property, plant and equipment and intangible assets	36.3%	6,384	3,131
EBIT margin		(2.1%)	(8.8%)

EUR '000	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Revenue	26,583	26,235	29,194	29,821
EBIT	(813)	(720)	(467)	(346)
EBIT margin	(3.1%)	(2.7%)	(1.6%)	(1.2%)

In 2004, revenue in the Hydraulic Systems und Services segment was EUR 111.8m after EUR 88.7m in the previous-year period, equivalent to an increase of 26.1 percent. Profit from operations (EBIT) increased by 69.8 percent from EUR –7.8m in 2003 but remains negative at EUR –2.3m. EBIT development is mainly marked by the increased profitability of Guima and improved results in the Crayler, Railway and Services divisions.

Revenue (EURm)


2003
2004
0
50
100
150

EBIT (EURm)


2003
2004
–10
–5
0
5

Outlook

Based on the improved performance of the Palift Product Division and the strong focus on increasing profitability in all product divisions, Palfinger expects a further improvement in earnings in 2005.

Consolidated financial statements as of 31 December 2004

PALFINGER

International Financial Reporting Standards (IFRS)

Reporting on the basis of International Financial Reporting Standards

The attached annual financial statements for PALFINGER AG have been prepared as consolidated financial statements based on the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB), as interpreted by the International Financial Interpretation Committee (IFRIC, previously the Standing Interpretations Committee (SIC)) in 2004.

These financial statements conform to Austrian accounting standards, in accordance with § 245a of the Austrian Commercial Code.

The 2004 financial statements for the Company and the Group have been published as legally required, and are available from PALFINGER AG on request. The consolidated financial statements prepared in accordance with IAS/IFRS for the year ended 31 December 2004 have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH and have been given an unqualified auditor's opinion.

Main differences between IAS/IFRS and Austrian accounting standards

Different principles

Compared with the Austrian accounting provisions, the goals of IAS/IFRS are of an exclusively informative nature. The dominant aim of IAS/IFRS is to provide investors with business-oriented information required in decision-making processes, whereas Austrian accounting standards are based on the principle of prudence and are geared towards the protection of creditors. Thus, higher significance is placed on comparability of financial statements under IAS/IFRS than under Austrian commercial law.

Balance sheet structure

The balance sheet was structured according to the time periods detailed under IAS/IFRS. Accrued and deferred items were accounted for under other accounts receivable and other liabilities. Accounts receivable were split into those with a duration of up to one year, and those with a duration of more than one year. Liabilities were split into those with a duration of less than one year and those with a duration of more than one year.

Tangible and intangible assets

Under Austrian commercial law, depreciation and the useful life of non-current assets are governed by the principle of prudence. IAS/IFRS requires ongoing reviews of the actual useful life of assets, thus IAS/IFRS accounts tend to show longer useful lives. According to article 36 of the IAS, an impairment test is necessary to determine possible depreciation requirements.

Inventories
Inventories are only written down to reflect lower market prices if book values are not covered by the expected sales proceeds.

Financial instruments
According to article 39 of the IAS, a financial instrument is defined as a contract that gives rise to a financial asset for one entity and a simultaneous financial liability for a contract partner. Financial assets, receivables, cash and cash equivalents and financial liabilities are defined as original financial instruments. Options, futures, swaps and structured products are examples of derivative financial instruments, which are split into four categories under IAS/IFRS. There is no separate definition and allocation of such financial instruments under Austrian commercial law.

Non-current financial investments in securities are classed as "available-for-sale financial assets" under IAS 39. Their valuation is based on market value and changes in value are recognized as income. Current financial investments are classed in the "held-for-trading financial assets" category. The valuation is also recognized as income. Under Austrian commercial law, the lowest-value principle applies; securities can be valued up to their acquisition cost at maximum, and resulting changes in value are recognized as income.

According to IAS 39, swaps belong to the "held-for-trading financial assets" category. They are valued at their market value on balance sheet day and are classed as other receivables or financial liabilities in the IAS balance sheet, changes in value being accounted for in the income statement. According to Austrian commercial law, swaps are only accounted for as interest-rate accruals and passive accruals. Provisions are created for negative market values and positive market values resulting from unrealized profits remain excluded.

Estimates for liabilities are based on prescribed acquisition costs under IAS 39. Under Austrian commercial law the amount repayable is used.

Foreign currency liabilities
These are also shown at the closing rates at balance sheet date. This means that all exchange-rate fluctuations immediately affect profit.

Provisions for employee benefits
Provisions for employee benefits (provisions for pensions and similar obligations, severance provisions and anniversary bonus provisions) are accounted for using the projected unit credit method. The interest rate is based on the current long-term interest rate in the capital market at balance sheet date, and future salary increases up to the expected retirement date are taken into account. As a result, the provision increases more in the accumulation phase than it would under the standard entry age method prescribed by Austrian commercial law.

Deferred tax

According to the Austrian regulations, deferred tax liabilities have to be quoted in so far as temporary differences exist, whereas in the case of deferred tax assets a right to choose when to capitalize exists. For tax loss carry forwards the calculation of a deferred tax asset is not admissible. According to the IAS/IFRS provisions, deferred taxes have to be quoted for all temporary differences and the current tax rate has to be applied. This is also true in relation to tax loss carry forwards, as far as these can be anticipated in estimated future tax gains.

Other provisions

Under IAS/IFRS, the setting up of a provision depends on the particular conditions attached to the underlying liability and the likelihood of it becoming payable. IAS/IFRS prescribe that the most likely value be used rather than the value in accordance with the principle of prudence as applied under Austrian commercial law. General provisions for operating expense, which are possible under Austrian commercial law, are not permissible under IAS/IFRS.

Investment property

Investments in land and real estate for the accrual of rental income or as investments expected to appreciate in value, to be sold commercially and not for own use, are accounted for separately as "investment property" according to IAS 40. Such real estate is not accounted for separately under Austrian commercial law.

More detailed disclosure requirements

IAS/IFRS reporting requires more detailed notes on certain items in the balance sheet, income statement, cash flow statement and the statement on changes in equity. IAS/IFRS information requirements additionally include, in particular, business segment data, associated companies and information about investment property and financial derivatives, none of which are required under Austrian commercial law.

Consolidated balance sheet as of 31 December 2004

EUR '000	Note	31 Dec 2004	31 Dec 2003
ASSETS			
Non-current assets			
Property, plant and equipment	(1)	83,054	81,160
Intangible assets	(2)	24,557	22,791
Investments	(3)	6,805	5,512
Other non-current assets	(4)	9,543	8,303
		123,959	**117,766**
Current assets			
Inventories	(5)	85,428	59,900
Receivables and other current assets	(6)	93,982	81,930
Cash and cash equivalents	(7)	8,205	8,235
		187,615	**150,065**
Total assets		**311,574**	**267,831**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	(8)	18,568	18,568
Capital reserves	(9)	53,757	53,757
Retained earnings	(10)	62,172	52,177
Valuation reserves for financial instruments		1,298	965
Foreign currency translation reserve		(3,945)	(3,576)
Consolidated net profit for the year		27,362	15,283
		159,212	**137,174**
Minority interests	**(11)**	**3,036**	**1,762**
Non-current liabilities			
Non-current financial liabilities	(12)	14,725	19,007
Non-current provisions	(13)	13,135	12,719
Other non-current liabilities	(14)	5,269	6,892
		33,129	**38,618**
Current liabilities			
Current financial liabilities	(15)	24,267	24,980
Current provisions	(16)	29,925	21,235
Other current liabilities	(17)	62,005	44,062
		116,197	**90,277**
Total equity and liabilities		**311,574**	**267,831**

Consolidated income statement for 2004

EUR '000	Note	Jan–Dec 2004	Jan–Dec 2003
Revenue	**(18)**	**403,739**	**334,111**
Changes in inventories and own work capitalized	(19)	14,782	(1,961)
Other operating income	(20)	10,752	6,084
Materials and services	(21)	(220,573)	(162,113)
Staff costs	(22)	(90,009)	(82,558)
Depreciation and amortization expense	(23)	(12,202)	(11,815)
Other operating expenses	(24)	(64,820)	(56,037)
Profit from operations (EBIT)	**(25)**	**41,669**	**25,712**
Income from investments	(26)	2,098	1,522
Interest and other financial expenses	(27)	(2,628)	(3,261)
Net finance cost		**(530)**	**(1,739)**
Profit before tax	**(28)**	**41,139**	**23,972**
Income tax expense	**(29)**	**(12,273)**	**(8,012)**
Profit after tax		**28,866**	**15,960**
Application of profits			
Profit after tax		28,866	15,960
Minority interests	(30)	(1,504)	(677)
Consolidated net profit for the year		**27,362**	**15,283**

EUR		
Earnings per share	3.11	1.73
Dividends per share	1.10	0.60

Consolidated cash flow statement

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Profit before tax	**41,139**	**23,972**
+ Depreciation/– revaluation of non-current assets	10,976	11,748
– Gain/+ loss on disposal of non-current assets	(40)	(20)
– Increase/+ decrease in current inventories and receivables	(37,506)	(315)
+ Increase/– decrease in provisions	4,672	1,840
+ Increase/– decrease in trade and other payables	16,452	7,083
– Income taxes paid	(9,967)	(5,281)
Cash flows from operating activities	**25,726**	**39,027**
+ Proceeds from sale of property, plant and equipment and intangible assets	1,498	1,439
± Exchange differences from changes in reserves	(40)	556
– Cash outflows for additions to property,		
plant and equipment and intangible assets	(16,318)	(16,199)
± Cash inflows/outflows from changes in investment in subsidiaries	(1,597)	(91)
– Cash outflows for additions to financial assets and other financial investments	507	1,059
– Increase/+ decrease in non-current inventories and receivables	344	(381)
Cash flows from investing activities	**(15,606)**	**(13,617)**
– Dividends paid in respect of previous year	(5,285)	(5,285)
– Share repurchase	0	(2,647)
+ Increase/– decrease in non-current financial liabilities	(4,282)	(7,544)
+ Increase/– decrease in current financial liabilities	(713)	(13,370)
– Increase/+ decrease in securities	130	2,143
Cash flows from financing activities	**(10,150)**	**(26,703)**
Total cash flows	**(30)**	**(1,293)**

Changes in funds		
Cash and cash equivalents at beginning of year	8,235	9,528
Cash and cash equivalents at end of year	8,205	8,235
	(30)	**(1,293)**
Free cash flow	**12,942**	**27,601**

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign Currency translation reserve	Consolidated net profit for the year	Minority interests	Total
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
Dividends 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carry forward from 2002	0	0	7,897	0	0	(7,897)	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	286	0	(677)	(588)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**
Dividends 2003	0	0	0	0	0	(5,285)	0	(5,285)
Profit carry forward from 2003	0	0	9,998	0	0	(9,998)	0	0
Profit after tax 2004	0	0	0	0	0	27,362	1,504	28,866
Earnings-neutral value changes in financial instruments	0	0	0	333	0	0	0	333
Other changes in equity	0	0	(3)	0	(369)	0	(1,504)	(1,876)
At 31 December 2004	**18,568**	**53,757**	**62,172**	**1,298**	**(3,945)**	**27,362**	**0**	**159,212**

Investments

Company, location	Parent company[1]	Interest in %	Currency[2]	Equity EUR '000	IFRS profit for the period EUR '000
a) Fully consolidated					
Palfinger Produktionstechnik GmbH, Salzburg, A	PSB	100.00	EUR	8,664	5,318
EPSILON Kran GmbH, Salzburg, A	PEU	65.00	EUR	6,249	4,449
Palfinger Industrieanlagen GmbH, Salzburg, A	PAG	95.00	EUR	1,550	375
Palfinger Service- und Beteiligungs-GmbH, Salzburg, A	PAG	100.00	EUR	53,962	(20,795)
Palfinger Europe GmbH, Salzburg, A	PSB	99.96	EUR	22,250	40,271
Palfinger GmbH, Ainring, D	PEU/PSB	100.00	EUR	5,039	661
Palfinger Inc., Ontario, CAN	PSB	100.00	CAD	2,475	132
Palfinger Gru Idrauliche S.r.l., Bolzano, I	PPT	100.00	EUR	3,268	443
Palfinger proizvodnja d.o.o., Maribor, SLO	PPT	100.00	SIT	10,350	1,671
Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Zornding-Pöring, D	PEU	60.00	EUR	26	(113)
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brijag, BG	PPT	100.00	BGN	16,667	442
SAS Financière Palfinger, Caussade, F	PEU	100.00	EUR	15,085	(173)
SAS Guima Palfinger, Caussade, F	FP	100.00	EUR	3,187	(1,669)
SAS Guima France, Caussade, F	GUIMA	100.00	EUR	801	1,145
Palfinger USA Inc., Tiffin, Ohio, USA	PSB	100.00	USD	2,861	78
Tiffin Loader Crane Comp., Ohio, USA	PUSA	100.00	USD	539	(69)
Madal Palfinger S.A., Caxias do Sul – RS, BRA	PSB	99.00	BRL	5,062	353
Bison Palfinger GmbH, Löbau, D	PEU	100.00	EUR	(371)	(396)
b) Included at equity					
STEPA Farmkran GmbH, Salzburg, A	PEU	45.00	EUR	1,574	1,310
Palfinger France SA, Etoile sur Rhône, F	PEU	49.00	EUR	11,888	2,759
Palfinger Argentina S.A., Buenos Aires, ARG	PEU	49.00	ARS	44	17
P i R metal d.o.o., Rijeka, HR	PPT	20.00	HRK	710	22
Palfinger Southern Africa (Pty) Ltd., Johannesburg, ZA	PEU	33.33	ZAR	638	450

1) PAG = PALFINGER AG
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg, A
PD = Palfinger GmbH, Ainring, D
PPT = Palfinger Produktionstechnik GmbH, Salzburg, A
FP = SAS Financière Palfinger, Caussade, F
PEU = Palfinger Europe GmbH, Salzburg, A
PUSA = Palfinger USA Inc., Tiffin, Ohio, USA

2) Local currency
Participating interests as of 31 December 2004

Notes

General

The consolidated financial statements of PALFINGER AG for 2004 comply with the International Financial Reporting Standards (IFRS) applicable as interpreted by the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements are prepared assuming that the Company will continue as a going concern. Classification and aggregation of items in the balance sheet, the income statement, the cash flow statement and the statement of changes in equity are based on the principle of materiality. In the interest of clarity, numbers are generally rounded to the nearest thousand euro (EUR). Rounding of individual items and percentages may result in minor rounding differences.

The financial statements of the Group are prepared in accordance with uniform accounting and valuation principles.

The reporting period for 2004, like that for the previous year 2003, covers a complete financial year of twelve months.

Consolidation principles

Scope of consolidation

All subsidiaries in which the Company holds at least 20 percent of the issued share capital have been consolidated or included at equity independent of the size of the investment.

With the exception of Bison Palfinger GmbH, the financial statements of individual domestic and foreign companies in the Group were compiled into the consolidated financial statements and were audited and approved by certified public accountants at balance sheet date.

The names of the consolidated companies and all other unconsolidated companies are given in the accompanying list of investments.

The scope of consolidation (fully consolidated companies) has changed because of the sale of Palfinger Norge AS, Skedsmokorset, Norway, in November 2004 (final consolidation 30 September 2004). Further, SAS Guima Palfinger Provence, Caussade, France and SAS Société Industrielle de Chaudronnerie, Caussade, France (transferring companies) were merged with SAS Guima France (formerly SA Guima Palfinger IDF, acquiring company) as of 1 January 2004. Bison Palfinger GmbH, Löbau, Germany was established as of 1 December 2004. The scope of consolidation thus comprises 19 fully consolidated companies, including PALFINGER AG as parent company. The number of companies consolidated at equity is five.

Method of consolidation

The consolidation applies purchase method accounting on an equity basis. The acquisition cost of the shares purchased is offset against the proportional book value of the subsidiary's equity acquired on the date of acquisition. Capitalized differences are treated as goodwill, and, to the extent that they cannot be clearly ascribed to specific assets, are amortized on a straight-line basis over their useful life. Non-allocated passive differences on the liabilities and equity side are netted with the goodwill position on the assets side and dissolved according to the useful life of goodwill.

To the extent that they are material, all intra-group receivables and payables, income and expenses, including unrealized profits and losses, are eliminated. Where significant influence on business policy is exercised (associated companies), the prorated share of the profit for the year is included (equity method), and when distributions are made the valuation is reduced by the prorated share of dividends.

Currency translation within the Group

The financial statements of foreign companies are translated in accordance with the functional currency concept. Balance sheet items are translated at the relevant middle rate at balance sheet date. Income statements of foreign consolidated companies are translated using average period rates. Exchange differences arising from the translation of the prorated share of equity are included under retained earnings and are earnings neutral. Exchange differences attributable to minority interests are allocated to minority interests in the consolidated balance sheet. In the event of deconsolidation of a foreign company, these exchange differences affect the profit for the year.

Exchange-rate movements of the following currencies are particularly important in reference to the consolidated financial statements:

Exchange-rate movements

1 euro equals	Rate as of 31 Dec 2004	Rate as of 31 Dec 2003	Change in absolute terms	in %
USD	1.3642	1.2555	0.1088	8.66%
CAD	1.6433	1.6251	0.0182	1.12%
BRL	3.6274	3.6433	(0.0159)	(0.44%)
SIT	240.5770	237.8960	2.6810	1.13%

The effects of exchange rate movements on the calculation of the balance sheet positions of consolidated subsidiaries result in an earnings-neutral effect of about EUR –369,000 on Group funds. This figure is reported under developments in equity in the section on exchange rate conversions.

Use of estimates

The compilation of the consolidated financial statements requires the use of estimates and assumptions which can influence the stated value of assets, debts and financial liabilities, as well as the income and expenses of the business year. The actual value of such items may differ from these estimates. The principle of the true and fair view is applied to the use of all estimates.

Accounting and valuation principles

Tangible and intangible non-current assets

Tangible and intangible assets are capitalized at the cost of acquisition or production and are subject to scheduled straight-line depreciation. In addition to direct costs, production costs also include an appropriate share of material and manufacturing overheads. General administration overheads and debt interest are not capitalized.

Assets are depreciated from the time of commissioning. Depreciation is spread over the expected useful life of the asset on a straight-line basis. Where assets are taken into service in the first six months of the financial year, deprecation is charged for the whole year; otherwise, half a year's depreciation is charged. The expected useful life of tangible assets is determined considering the anticipated economic or technical life.

In the case of permanent impairment and the present value of future payments being lower than the book value, deprecation at the lower calculated value is applied according to IAS 36 (Impairment of Assets). If the reasons for an exceptional write-down no longer apply, depreciation is written back up to the level of acquisition cost. Repairs and maintenance are treated as expenses, unless they result in a substantial change to the assets in question.

Capitalized differences arising on initial consolidation are reported as goodwill and are subject to regular amortization over the expected useful life. In addition, the unamortized value of all goodwill is compared with its economic value at balance sheet date, impairments being charged as unscheduled amortization.

Expected useful life	
Intangible assets	2 – 10 years
Own buildings and improvements to buildings owned by others	8 – 50 years
Machinery and technical equipment	3 – 15 years
Furniture, fixtures and fittings	3 – 10 years
Goodwill	5 and 15 years

Leasing and equipment rental

Leasing and rental agreements under which the Group as lessee or renter assumes all the risks and benefits associated with the use of the assets are treated as financial leases. Assets comprised in the leasing or rental agreements are capitalized at the time of acquisition based on the present value of the capitalized leasing or rental payments at that point and depreciated over their useful life. The capitalized value of assets corresponds to the present value of the leasing or rental payments outstanding at balance sheet date.

All other leasing and rental agreements are treated as operating leases. The assets are treated as the property of the lessee or renter, and the lease or rental payments are treated as expenses.

Financial investments

Associated companies are included in the consolidated financial statements at equity. Investments in unconsolidated associated companies are accounted for at acquisition price, unless a different, estimated value can be calculated without undue effort. If there is objective evidence of permanent impairment, depreciation is applied. The lapse of the reason for the value reduction will result in appreciation. Both depreciation and appreciation are reported in the financial result. Fixed-interest securities that represent a continuing part of the Group's operations are shown at market value or current value. Changes in value are recognized as income.

Interest-bearing loans are capitalized at their face value unless a reduction in their value is necessary, whereas interest-free or low-interest loans are discounted as appropriate.

Inventories

Inventories are valued at acquisition or production cost or the lower fair value. Where appropriate, inventories that are slow moving or likely to be unusable are written down, although no write-down is made as long as sales proceeds cover book value.

Receivables

Trade and other current receivables are shown at original book value or cost of acquisition, adjusted as appropriate for loss of value.

Export credit insurance (subject to the usual deductibles) exists for the foreign receivables of PALFINGER AG, Palfinger Produktionstechnik GmbH, Palfinger Europe GmbH, EPSILON Kran GmbH, STEPA Farmkran GmbH, Palfinger Inc., Canada, and SAS Guima Palfinger (for customers in OECD countries). Where insurable, all other receivables are insured by Österreichische Kontrollbank AG.

Foreign currency receivables are valued at the buying rate at balance sheet date. Tax refunds receivable are netted off against tax liabilities where the tax authority is the same.

Cash and cash equivalents

Current financial assets (cash in hand and at bank) are reported under cash and cash equivalents and are shown at fair value.

Liabilities

Liabilities are shown at the higher value of when incurred or amount repayable. Foreign currency liabilities are valued at the selling rate at balance sheet date.

Provisions for pensions and similar obligations, severance payments and anniversary bonuses are calculated using the projected unit credit method. Thereby, anticipated benefits are spread over the working life of the employee until retirement. Anticipated future salary increases are taken into account. The provisions are based on an actual evaluation performed by a chartered actuary as at balance sheet date.

Deferred tax is calculated using the liability method, using the tax rates which are expected to apply at balance sheet date when deferral reverses.

Other provisions are also made for liabilities whose amount is uncertain, based on the amount considered most likely.

Currency translation

Assets and liabilities in foreign currencies are translated into the Group's accounting currency at balance sheet date, at buying and selling rates respectively, or at the locked-in rate where applicable. Revaluation differences arising from foreign currency valuation are recognized in the income statement.

Accounting and disclosure of fair value of financial instruments

The fair value of financial instruments is the amount at which a financial instrument could be exchanged in a current transaction between knowledgeable, willing and independent parties. The fair value is frequently identical to the market price, and is therefore calculated on the basis of market information available at balance sheet date. Because of various determinants, the value listed may deviate from the value later realized.

In order to minimize the risk of future payment fluctuations, expected foreign currency income in US dollars for 2005 are hedged in the Palfinger Group by means of currency futures contracts. Hedge accounting principles as stipulated by IAS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and hedging instruments in the income statement. The positive market value arising from the valuation of futures contracts at balance sheet date following the deduction of deferred taxes is reported under "valuation reserves for financial instruments" and is earnings neutral. Assets are disclosed in the balance sheet under the item "short-term receivables and other short-term assets". Effective liquidation will take place in the 2005 business year depending on future realization of proceeds.

Notes to the balance sheet

ASSETS

Non-current assets

The net carrying amount for non-current assets increased by EUR 6,193,000 or 5.3 percent, principally as a result of additions to property, plant and equipment, the purchase of licenses (SAP EUR 608,000), and patents and distribution rights (EUR 2,708,000) related to the purchase of the unit Bison. The net amounts represent net book values less accumulated depreciation.

In relation to non-current assets, the following mortgages and restrictions of title exist as securities for debts:

a) Real property

In the reporting year, Palfinvest Immobilienleasing GmbH has rental and pre-emption rights in respect of plot 198, Tödtleinsdorf land register.

b) Other property

Trade and receivables from third parties and associated companies amounting to EUR 44,484,000 (2003: EUR 34,843,000) are subject to blanket assignments to banks.

(1) Property, plant and equipment

The net value of property, plant and equipment rose by EUR 1,894,000, or 2.3 percent, from the previous year's level.

EUR '000	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures, fittings and equipment	Pre-payments and assets under construction	Total
Gross carrying amounts						
At 31 Dec 2003	**68,390**	**2,251**	**55,417**	**27,102**	**3,750**	**156,910**
Additions	1,453	199	2,367	3,150	5,341	12,510
Exchange rate differences	(78)	(12)	(116)	(41)	(18)	(265)
Disposals	(519)	(10)	(11,737)	(9,038)	(431)	(21,735)
Changes in consolidated Group	185	166	2,610	585	(3,793)	(247)
At 31 Dec 2004	**69,431**	**2,594**	**48,541**	**21,758**	**4,849**	**147,173**
Accumulated depreciation						
At 31 Dec 2003	**18,866**	**10**	**35,879**	**20,995**	**0**	**75,750**
Depreciation in 2004	2,031	0	4,297	2,576	0	8,904
Exchange rate differences	(28)	0	(73)	(32)	0	(133)
Disposals	(77)	(10)	(11,614)	(8,701)	0	(20,402)
At 31 Dec 2004	**20,792**	**0**	**28,489**	**14,838**	**0**	**64,119**
Net carrying amounts at 31 Dec 2003	**49,524**	**2,241**	**19,538**	**6,107**	**3,750**	**81,160**
Net carrying amounts at 31 Dec 2004	**48,639**	**2,594**	**20,052**	**6,920**	**4,849**	**83,054**

Investment in property, plant and equipment amounted to EUR 12,510,000 in 2004 (2003: EUR 15,457,000). The major additions (including transfers) consist of investments in restructuring measures and plant expansions, particularly investments in company buildings at the Palfinger Produktionstechnik GmbH premises in Lengau (EUR 746,000) and the erection of a production plant for Palfinger Produktionstechnik EOOD in Tenevo, Bulgaria (EUR 5,329,000) within the scope of the Location Optimization Program. Further investments include those at the production locations in Slovenia (EUR 1,237,000) and at Bison Palfinger GmbH in Germany (EUR 948,000).

Regarding investment properties, IAS 40 stipulates the following notes: in the reporting year, the book value amounted to EUR 698,000 (2003: EUR 773,000). The appropriate market value of non-business essential real estate is equivalent to the book value. Rental income was EUR 4,000 (2003: EUR 4,000). The expense related to real estate with rental income was EUR 11,000 and expense related to real estate without rental income was nil (2003: EUR 20,000).

The book value of leased property, plant and equipment amounted to EUR 5,450,000 (2003: EUR 5,920,000) at balance sheet date. The related leasing liabilities are shown in other non-current liabilities. The amount of leasing liabilities due in 2005 is accounted for in current liabilities.

(2) Intangible assets
Capitalized differences arising from consolidation of Group companies in full or at equity are shown as goodwill. Net goodwill included in the financial statements at 31 December 2004 reflects the continuation of the unamortized balance of goodwill resulting from the acquisition of the Guima Group, France, and Madal Palfinger S.A., Brazil.

The goodwill in Madal Palfinger S.A., Brazil and the Guima Group, France, is being amortized over 15 years. Other intangible assets include miscellaneous rights, particularly software licenses. Patents and distribution rights amounting to EUR 2,708,000 were purchased in connection with the purchase of the unit Bison.

There were no self-generated intangible assets that could be activated by the Group.

EUR '000	Goodwill	Other intangible assets	Pre-payments	Total
Gross carrying amounts				
At 31 Dec 2003	**31,324**	**5,065**	**346**	**36,735**
Additions	1,349	3,741	0	5,090
Transfers	143	58	(98)	103
Disposals	(103)	(191)	0	(294)
Exchange rate differences	0	(3)	0	(3)
At 31 Dec 2004	**32,713**	**8,670**	**248**	**41,631**
Accumulated amortization				
At 31 Dec 2003	**9,995**	**3,949**	**0**	**13,944**
Amortization in 2004	2,291	1,008	0	3,299
Disposals	(10)	(157)	0	(167)
Exchange rate differences	0	(2)	0	(2)
At 31 Dec 2004	**12,276**	**4,798**	**0**	**17,074**
Net carrying amounts at 31 Dec 2003	**21,329**	**1,116**	**346**	**22,791**
Net carrying amounts at 31 Dec 2004	**20,437**	**3,872**	**248**	**24,557**

(3) Investments

This item consists of investments in associated companies and companies consolidated at equity.

EUR '000	Associated companies at equity
Gross carrying amounts	
At 31 Dec 2003	**5,614**
Investment	247
Write-ups	1,226
Disposals	(180)
Transfers	0
At 31 Dec 2004	**6,907**

Accumulated depreciation	
At 31 Dec 2003	**102**
Disposals	0
At 31 Dec 2004	**102**

Net carrying amounts at 31 Dec 2003	**5,512**
Net carrying amounts at 31 Dec 2004	**6,805**

Write-ups on investments in associated companies amount to EUR 1,226,000 (2003: EUR 477,000) and consist of the proportionate share of the net profit in Palfinger France SA, France, STEPA Farmkran GmbH, Austria, Palfinger Southern Africa (Pty) Ltd., South Africa, and P i R metal d.o.o., Croatia, less dividends received.

Besides the disposal of shares in HTC GmbH & Co KG purchased in the reporting year, disposals pertain to the stakes in star.trac supply chain solutions GmbH.

(4) Other non-current assets
Securities held as non-current assets include foreign securities, but consist essentially of securities held as coverage for severance pay, pension and similar provisions, as required by Austrian tax law.

Other non-current assets consist principally of capitalized surrender rights in respect of life assurance policies.

Deferred tax assets amount to EUR 5,494,000 (2003: EUR 3,365,000).

EUR '000	Securities	Loans	Other non-current assets	Deferred tax	Other deferred assets	Total
Gross carrying amounts						
At 31 Dec 2003	**929**	**1,479**	**2,594**	**3,365**	**11**	**8,378**
Additions	38	55	0	2,129	68	2,290
Transfers	(142)	285	0	0	0	143
Exchange rate differences	(2)	0	0	0	0	(2)
Disposals	(60)	(756)	(411)	0	0	(1,227)
At 31 Dec 2004	**763**	**1,063**	**2,183**	**5,494**	**79**	**9,582**
Accumulated depreciation						
At 31 Dec 2003	**73**	**2**	**0**	**0**	**0**	**75**
Depreciation in 2004	3	0	0	0	0	3
Disposals	(39)	0	0	0	0	(39)
At 31 Dec 2004	**37**	**2**	**0**	**0**	**0**	**39**
Net carrying amounts at 31 Dec 2003	**856**	**1,477**	**2,594**	**3,365**	**11**	**8,303**
Net carrying amounts at 31 Dec 2004	**726**	**1,061**	**2,183**	**5,494**	**79**	**9,543**

The position loans consists of loans to associated companies in the amount of EUR 626,000, including loans of EUR 43,000 to the governing bodies of subsidiaries, as well as EUR 56,000 to an employee of a foreign company and EUR 336,000 to business partners abroad. Interest-free loans have been discounted at 5 percent.

Provisions for deferred tax are calculated based on tax rates in force in the respective countries at balance sheet date. Valuation differences between tax accounts and the Group's financial statements only give rise to deferred taxation where they represent temporary differences. Where differences are expected to be permanent, they are assumed irrelevant for tax purposes. Current income tax liabilities for which no assessment has been made at balance sheet date are included under current tax liabilities.

In the year under review, deferred tax assets resulting from loss carry forwards amounted to EUR 132,000 (2003: EUR 360,000).

Deferred tax

EUR '000	31 Dec 2004	31 Dec 2003
Deferred tax assets		
Intangible assets	51	61
Interests in associated companies	654	258
Receivables	229	226
Employee benefit obligations	2,328	1,016
Other provisions	183	398
Liabilities	1,931	2,072
RAP, other non-current assets	328	171
Inventories	124	486
Deferred tax liabilities		
Property, plant and equipment	(3,001)	(3,736)
Tax-free reserves	(3)	(101)
Total timing differences	**2,823**	**851**
Consolidated items	1,623	1,734
Tax loss carry forwards	132	360
Total	**4,578**	**2,945**
Balance of deferred tax assets	5,494	3,365
Balance of deferred tax liabilities	916	420

Analyzed by country, deferred taxes are as follows:

EUR '000	31 Dec 2004	31 Dec 2003
Austria	4,019	1,866
Germany	127	385
France	(288)	(322)
Italy	(98)	(98)
Norway	0	0
Slovenia	315	300
Canada	327	605
USA	(33)	0
Brazil	209	209
Total	**4,578**	**2,945**

Unlike last year, deferred taxes are reported as assets or liabilities, corresponding to the individual accounts of the companies.

Current assets

(5) Inventories

Inventories include materials, production supplies, work in progress and finished goods and merchandise.

Inventories are valued at flexible average price or production cost, taking account of allowances for unusable components in stock and for non-realizable values.

EUR '000	31 Dec 2004	31 Dec 2003
Materials and production supplies	34,950	24,028
Work in progress	16,899	12,778
Finished goods	33,125	22,550
Goods and services not yet invoiced	0	0
Prepayments	454	544
Total	**85,428**	**59,900**

(6) Receivables and other current assets

Trade receivables are amounts owed by customers. Trade receivables for goods and services to customers are shown at original book value net of allowances amounting to EUR 5,181,000 (2003: EUR 3,653,000) for doubtful debts and potential loss of interest resulting from delayed payments.

EUR '000	31 Dec 2004	31 Dec 2003
Trade receivables	75,634	65,075
Receivables from associated companies	4,134	4,640
Other receivables and assets	12,563	11,533
Other securities	0	3
Short-term deferred assets	1,651	679
Total	**93,982**	**81,930**

Receivables from associated companies consist essentially of current trade receivables for supplies to Palfinger France SA, France, Palfinger Argentina S.A., Argentina, Palfinger Southern Africa (Pty) Ltd., South Africa, P i R metal d.o.o., Croatia and STEPA Farmkran GmbH, Elsbethen near Salzburg, Austria.

Other receivables amounted to EUR 7,206,000 and consisted mainly of receivables and assets from domestic and foreign tax authorities, mostly as turnover and income tax refunds. Other receivables consist of receivables from insurance claims, travel cost expenses and creditors with debit balances, as well as the market value (EUR 1,731,000) of US dollar future contracts used for hedging falls under this item (see chapter on accounting and disclosure of fair value of financial instruments).

(7) Cash and cash equivalents

Cash, received checks and bank balances are included in liquid assets in the cash flow statement.

EUR '000	31 Dec 2004	31 Dec 2003
Cash in hand and checks received	87	119
Bank balances	8,118	8,116
Total	**8,205**	**8,235**

EQUITY AND LIABILITIES

Capital and reserves

(8) Issued share capital
At 31 December 2004 the Company's share capital was EUR 18,567,500, unchanged from the previous year. Share capital is divided into 9,283,750 no-par-value shares.

(9) Capital reserves
The capital reserves include statutory reserves created pursuant to the Austrian Companies Act from capital increases amounting to EUR 53,757,000 (2003: EUR 53,757,000).

(10) Retained earnings and other equity items
Retained earnings
In addition to reserves consisting of undistributed profits, retained earnings include the statutory reserve. Retained earnings also include the tax-free reserves created in Group companies' individual financial statements pursuant to Austrian tax law, net of the deferred tax liabilities thereon.

The total of 475,429 own shares acquired by the Company during 2002 and 2003 in accordance with a resolution of the General Meeting on 29 October 2002 have been deducted from retained earnings. The resolution empowered the Management Board to acquire the Company's shares pursuant to section 65 para 1 clause 8 (in connection with para 1a) of the Austrian Stock Corporation Act, to a maximum of 10 percent of the issued capital. In accordance with Article 4 of the Articles of Association, the Management Board, subject to the approval of the Supervisory Board, is authorized until 30 September 2006 to issue the Company's shares otherwise than via the stock exchange or in a public offering and under certain conditions to exclude the subscription rights of existing shareholders.

Valuation reserves for financial instruments
Expected US dollar currency revenues for 2005 have been hedged by the Palfinger Group using foreign currency futures contracts to reduce risks associated with future payment fluctuations. The special provision IAS 39 on Hedge Accounting was used to create accrued compensation for the effects of hedged transactions and hedging instruments in the income statement.

Foreign currency translation reserve
This includes differences in foreign currency calculations on consolidation. In 2004 the foreign currency translation reserve changed by EUR –369,000 to EUR –3,945,000.

(11) Minority interests
There are minority interests of 5 percent in the equity of the fully consolidated subsidiary Palfinger Industrieanlagen GmbH, Salzburg, of 0.04 percent in Palfinger Europe GmbH, Salzburg, and of 35 percent in EPSILON Kran GmbH, Salzburg.

In addition, there are outside interests of 1 percent in Madal Palfinger S.A., Brazil, and of 40 percent in Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Germany.

Non-current liabilities

(12) Non-current financial liabilities

This item includes the following.

EUR '000	Maturity	Effective interest rate	31 Dec 2004	31 Dec 2003
Loan	31 April 2012	3.8% – 5.18%	14,125	19,007
Investment loan	1 July 2010	1.0% – 1.5%	600	0
Total			**14,725**	**19,007**

The liabilities for accrued interest expense are included under other current liabilities.

The effective interest rate is based on the average interest expense, expressed as a percentage of the net amount of the loan.

The fair value corresponds to the book value.

(13) Non-current provisions

EUR '000	31 Dec 2004	31 Dec 2003
Provision for severance payments	7,709	7,399
Pension provisions	2,769	3,282
Anniversary bonus provisions	1,589	1,466
Other non-current liabilities	1,068	572
Total	**13,135**	**12,719**

Pension provisions

Some Group companies are committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions, calculated on the basis of length of service and remuneration at the time of retirement.

EUR '000	31 Dec 2004	31 Dec 2003
Changes in pension provision		
Projected unit credit as of 1 Jan	3,282	3,266
Current service cost	122	169
Interest cost	150	172
± Amortization from net profit/loss	(559)	(148)
Actual payments	(226)	(177)
Total	**2,769**	**3,282**

The pension provision was valued at balance sheet date based on an actuarial report using projected unit credit methods. The following assumptions were made:

- Interest rate 4.75% p.a. (2003: 4.75% p.a.)
- Increases in remuneration 2.5% p.a. (2003: 2.5% p.a.)
- Pension increase 1.5% p.a. (2003: 1.5% p.a.)

As of 31 December 2004 there were 27 employees with pension entitlements (2003: 29 entitlements).

Provision for severance payments

EUR '000	31 Dec 2004	31 Dec 2003
Provision based on local tax principles	0	5,755
Projected unit credit as of 1 Jan	**7,399**	**7,751**
Current service cost	643	803
Interest cost	336	412
± Amortization from net profit/loss	40	(906)
Actual payments	(709)	(661)
Projected unit credit as of 31 Dec	**7,709**	**7,399**

Severance payments are one-time settlements required under Austrian law, payable on termination of employment by the employer or retirement of the employee. They are calculated on the basis of years of service and the amount of remuneration. The provision for severance payments was calculated in accordance with actuarial principles. Valuation was based on the same assumptions as those applied to pension provisions.

Other non-current provisions include the provision for anniversary bonuses based on the same assumptions as for pension provisions. The provision for the year under review amounted to EUR 1,589,000 (2003: EUR 1,466,000).

EUR '000	31 Dec 2004	31 Dec 2003
Present value of claims acquired during the year	53	369
Interest cost	70	58
Projected unit credit at balance sheet date including effect of pay increases	1,589	1,466

Other non-current liabilities

Other non-current liabilities at balance sheet date included deferred tax payment liabilities of EUR 916,000 and EUR 152,000 in other provisions that will become payable after 2004.

(14) Other non-current liabilities

Other non-current liabilities of EUR 3,749,000 (2003: EUR 4,141,000) pertain to rental commitments under long-term rental agreements for plant and machinery, as well as operating and office equipment.

The employees' statutory profit-sharing scheme is pursuant to French law and pertains to employees of the SAS Guima Group, France.

EUR '000	31 Dec 2004	31 Dec 2003
Trade payables	3,749	4,141
Employees' statutory profit sharing	199	463
Purchase price liabilities	0	797
Other liabilities	291	536
Deferred liabilities	1,030	955
Total	**5,269**	**6,892**

Current liabilities

(15) Current financial liabilities

EUR '000	Maturity	Interest rate	31 Dec 2004	31 Dec 2003
Overdraft facilities	< 1 year	2.10% – 6.00% p.a.	24,267	24,980
Export loan	> 1 year	2.48% – 2.59%	0	0
Total			**24,267**	**24,980**

(16) Current provisions

EUR '000	31 Dec 2004	31 Dec 2003
Provisions for current tax payable	7,030	3,091
Staff benefits	8,068	6,638
Goods and services not yet invoiced	340	228
Other provisions	14,487	11,278
Total	**29,925**	**21,235**

Provisions for staff benefits include accrued leave entitlements of EUR 4,198,000 (2003: EUR 4,216,000) and other staff provisions of EUR 3,870,000 (2003: EUR 2,422,000) which are not yet payable.

Other provisions relate to guarantee and warranty expenses of EUR 9,932,000 (2003: EUR 6,971,000).

(17) Other current liabilities

EUR '000	31 Dec 2004	31 Dec 2003
Trade payables	39,391	29,905
Prepaid orders	1,253	461
Liabilities on accepted bills of exchange	3,846	2,408
Other liabilities	15,965	11,288
Purchase price liabilities	1,550	0
Total	**62,005**	**44,062**

Other liabilities
Other liabilities include taxes payable of EUR 3,287,000 (sales tax and wage and salary contributions), social security-related contributions of EUR 2,935,000 and other staff-related contributions of EUR 2,638,000. Company purchase price liabilities relate to payments due in fiscal 2005 relating to the acquisition of Madal Palfinger S.A. and the Bison stematec unit.

Liabilities to suppliers
Liabilities to suppliers are shown at the higher of original book value or amount payable.

Notes to the income statement

The income statement is presented in accordance with the expenditure type of presentation.

(18) Revenue

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Revenue – domestic sales	36,805	26,195
Revenue – exports	208,282	168,256
Revenue – foreign sales	158,652	139,660
Total	**403,739**	**334,111**

Revenue trends are discussed in detail in the operational review.

(19) Changes in inventories and other own work capitalized

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Change in inventories	14,696	(2,330)
Other own work capitalized	86	369
Total	**14,782**	**(1,961)**

Changes in inventories consist of changes in inventories of finished goods and work in progress as compared with the previous year. Own work capitalized includes material overheads and allocated labor costs. Cost allocation rates include employment overheads as well as direct labor costs.

(20) Other operating income

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Book gains on the disposal of non-current assets (excluding financial assets)	40	20
Releases of provisions	1,702	1,791
Write-backs or negative goodwill	1,200	226
Exchange rate differences	357	953
Miscellaneous operating income	7,453	3,094
Total	**10,752**	**6,084**

Miscellaneous operating income in 2004 pertained to revenue from rentals (EUR 186,000), insurance payments (EUR 121,000), research grants and investment premiums (EUR 35,000), revenue from internal service allocations (EUR 669,000) and other miscellaneous revenue (EUR 6,442,000).

(21) Materials and external services

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Cost of materials (including goods for resale)	(206,464)	(150,067)
Cost of external services	(14,109)	(12,046)
Total	**(220,573)**	**(162,113)**

The cost of external materials and services in relation to total output changed by 4.1 percent from 45.2 percent last year to 49.3 percent.

(22) Staff costs

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Wages and salaries	(68,017)	(62,152)
Expenses for severance payments	(1,526)	(1,074)
Pension expenses	(35)	(169)
Expenses for social security contributions and other pay-related contributions	(18,197)	(16,909)
Other staff benefits	(2,234)	(2,254)
Total	**(90,009)**	**(82,558)**

(23) Depreciation and amortization expense

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Scheduled depreciation	(9,825)	(9,526)
Unscheduled depreciation	(86)	0
Goodwill amortization	(2,291)	(2,289)
Total	**(12,202)**	**(11,815)**

A detailed analysis of depreciation and amortization can be found in the sections on tangible and intangible assets.

(24) Other operating expenses

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Taxes other than those on income	(611)	(769)
Guarantees and warranties	(9,493)	(10,561)
Trade fairs, distribution and marketing	(4,298)	(4,420)
Consultancy services	(10,568)	(7,948)
Rentals, leases, maintenance	(4,171)	(8,070)
Travel and communications	(5,333)	(4,497)
Losses on receivables and valuation allowances	(2,749)	(1,206)
Insurance	(2,308)	(1,969)
Personnel hire	(1,613)	(444)
Miscellaneous operating expenses	(23,676)	(16,153)
Total	**(64,820)**	**(56,037)**

Miscellaneous operating expenses mostly comprise outward freight costs (EUR 6,744,000), fleet costs (EUR 1,099,000), other external services (EUR 4,425,000), stationery and computer equipment (EUR 992,000) and distribution and marketing costs (EUR 595,000). Furthermore, this item includes telecommunications and postal costs, other losses and expenses reimbursed.

(25) Profit from operations
Compared to the previous year, profit from operations rose by EUR 15,957,000 or 62.1 percent, from EUR 25,712,000 to EUR 41,669,000. A detailed analysis of the results is given in the operational review.

Net financing costs

(26) Income from investments

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Income from investments	2,098	1,522

Income from investments in companies consolidated at equity consists of income from Palfinger France SA, France, STEPA Farmkran GmbH, Salzburg, and Palfinger Southern Africa (Pty) Ltd.

(27) Interest and other financial expenses

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Income from other lending (loan stock rights, loans and securities held as non-current assets)	691	208
Interest on interest-bearing capital	663	552
Income from disposal of securities	(90)	359
Write-downs on securities (other)	(3)	(415)
Finance lease interest expense	(127)	(243)
Interest expense on staff benefit obligations	(556)	(643)
Interest expense on other interest-bearing debt	(3,206)	(3,080)
Total	**(2,628)**	**(3,262)**

Interest expense associated with manufacturing is not capitalized.

(28) Profit before tax

Profit before tax rose by EUR 17,167,000 to EUR 41,139,000 from EUR 23,972,000 in the previous year. This corresponds to a percentage increase of 71.6 percent.

(29) Income tax expense

The rate of corporate tax applicable to the parent company PALFINGER AG at balance sheet date was 34 percent. Tax rates effective 1 January 2005 were used in calculating deferred tax for consolidated companies.

The Group's effective tax rate, i.e. the total tax expense as a percentage of the profit before tax, was 29.8 percent (2003: 33.4 percent).

Calculation of effective tax rate

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Profit before tax	41,139	23,972
Income tax expense	(12,273)	(8,012)
Effective tax rate (in %)	**29.8**	**33.4**

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Income tax expense	(14,238)	(7,373)
Deferred tax	1,965	(639)
Total	**(12,273)**	**(8,012)**

EUR '000	Jan–Dec 2004	Jan–Dec 2003
Profit on ordinary activities	**41,139**	**23,972**
Book income tax expense	**13,987**	**8,150**
Tax-reducing factors:		
Tax-free investment income	(284)	(457)
Research and education allowances, investment growth premiums	(535)	(556)
Write-back of provisions for severance payments acc. to Austrian Income Tax Act	(2,136)	0
Adjustments to foreign tax rates	(223)	(227)
Other tax reduction items	(30)	(21)
Tax-increasing factors:		
Company goodwill	779	778
Other non-tax-deductible expenses	46	345
Reduction of Austrian income tax rate	669	0
Total tax expense	**12,273**	**8,012**

(30) Minority interests

This item shows the share of after-tax profit in consolidated companies held by outside shareholders.

Supplementary information

Consolidated cash flow statement

The presentation of the cash flow statement is based on the indirect method. The liquid funds represent cash and cash equivalents.

Income taxes paid are shown as a separate item under operating activities. Dividends received, and interest received and paid are reported under operating activities. Dividend payments are shown under financing activities.

Segment reporting

Segment reporting has been adjusted to the Global Palfinger Structure. Since the first quarter of 2004, financial indicators have been broken down into two primary segments, "Europe and the Rest of the World" and "North and South America", and the secondary segments "Cranes" and "Hydraulic Systems and Services".

The Purchasing, Production & Assembling division, holding activities and internal Group service activities are not shown separately as they are spread out over individual product groups.

Primary segmentation – regions

Europe and Rest of the World

The segment "Europe and Rest of the World" comprises Palfinger Europe GmbH, the distribution companies Palfinger GmbH (Deutschland), Palfinger Bermüller GmbH, EPSILON Kran GmbH and SAS Financière Palfinger with the Guima Group. Palfinger Norge AS was included until the end of September 2004; Bison Palfinger GmbH is included as of 1 December 2004. The units STEPA Farmkran GmbH, Palfinger France SA, Palfinger Argentina S.A. and Palfinger Southern Africa (Pty) Ltd. are included in this segment at equity. All product groups except telescopic cranes are marketed in this segment.

North and South America

The segment "North and South America" comprises the companies Palfinger USA, Inc. and Tiffin Loader Crane Company in the USA, Palfinger Inc. in Canada and Madal Palfinger S.A. in Brazil. Cranes and Services are available in both North and South America; while Palift container handling systems and Crayler portable forklift trucks are additionally sold in North America, telescopic cranes form part of the product portfolio in Brazil.

Secondary segmentation – product groups

Cranes

The Cranes segment comprises the product divisions knuckle-boom cranes, forestry and recycling cranes, as well as telescopic cranes in Brazil.

Hydraulic Systems and Services

The Hydraulic Systems and Services segment comprises the following product divisions: Palift container handling systems, Palgate tailgates, Crayler transportable forklifts, railway applications, Mobiler container transfer systems, Bison aerial work platforms and Services.

Primary segmentation

EUR '000	Europe and Rest of the World 2004	2003	North and South America 2004	2003	Total 2004	2003
External sales	352,037	293,532	51,702	40,579	403,739	334,111
Intra-group sales (between segments)	11,802	6,434	0	0	11,802	6,434
Depreciation and amortization	10,982	10,762	1,220	1,053	12,202	11,815
Expenses not affecting cash flow (excluding depreciation)	2,447	2,409	1,348	1,222	3,795	3,631
Profit from operations (EBIT)	38,737	25,240	2,932	472	41,669	25,712
Share of net profits of at equity associates	2,098	1,522	0	0	2,098	1,522
Book value of at equity associates	6,805	5,512	0	0	6,805	5,512
Liabilities	126,554	105,787	22,772	23,108	149,326	128,895
Book value of total assets	277,867	234,217	33,707	33,614	311,574	267,831
Investment in property, plant and equipment and intangible assets	16,053	13,401	1,547	2,694	17,600	16,095

Secondary segmentation

EUR '000	Cranes 2004	2003	Hydraulic Systems/ Services 2004	2003	Total 2004	2003
External sales	291,906	245,406	111,833	88,705	403,739	334,111
Profit from operations (EBIT)	44,015	33,476	(2,346)	(7,764)	41,669	25,712
Book value of total assets	189,860	168,435	121,714	99,396	311,574	267,831
Investment in property, plant and equipment and intangible assets	11,216	12,964	6,384	3,131	17,600	16,095

Transfer pricing

The assembly plants charge the distribution companies listed selling prices less a discount, which is renegotiated every year. The discount is dependent on local market conditions and is thus in accordance with normal third party practice.

Palfinger Industrieanlagen GmbH passes on the rental for land and buildings charged by the lessor to Palfinger Hebetechnik GmbH.

Financial instruments

Where receivables, shares and liabilities are classed as internally generated financial instruments, the relevant accounting and valuation principles are discussed in the notes to the items in question.

The credit risk associated with receivables corresponds to the related valuations reported in the balance sheet, less value adjustments. Trade receivables are in general insured, and the maximum default risk is thus limited to the relevant excess.

For the purpose of hedging USD liabilities in 2005, the Palfinger Group has employed the following instruments:

- USD 16m sold forward.
- Purchase of EUR call/USD put options in the amount of EUR 4,953,000.
- Sale of EUR put/USD call options in the amount of EUR 9,906,000.

The weighted average price of hedging transactions for 2005 is EUR/USD 1.23. The maturities and volumes of the transactions correspond to the anticipated cash flows.

The fair value of the contracts was EUR 1,731,000 at balance sheet date (see explanation on page 54).

Research and development

General research and development expenditure is expensed in the year it occurs. Expenses for the ongoing development and improvement of existing products are apportioned as manufacturing costs and capitalized.

Annual expenditure on research and development was approximately EUR 10.1m (2003: EUR 7.5m).

Subsequent events

There were no significant post balance sheet events affecting the year under review.

Other notes

Other liabilities and risks

Liabilities for the use of machinery not stated in the consolidated financial statements – e.g. for equipment under operating leasing contracts – are estimated at EUR 1,919,000 for 2005 and EUR 8,564,000 over the next five years.

PALFINGER AG has agreements to redeem cranes and trucks it has sold to third parties. These agreements come into effect in the event of the bankruptcy or illiquidity of lessees, borrowers and renters. The total value of redeemable equipment is EUR 2,297,000.

Liabilities arising out of guarantees and other contingent liabilities under contracts totaled EUR 2,706,000 (2003: EUR 1,992,000) and included mostly guarantees, loan guarantees, exchange obligations and payment securities.

Relationships and related party transactions

Three members of the Palfinger family, which holds 64.0 percent of the issued capital, are employed in the Group (one minimally employed, one on parental leave).

Consultancy fees arising from services rendered by Beratergruppe Neuwaldegg GmbH, in which the Chairman of the Supervisory Board, Alexander Exner, holds a 8.321 percent stake, totaled EUR 239,000 in the reporting year.

Ramses Werbeagentur GmbH advertising agency (in which a member of the Supervisory Board, Peter R. Scharler, holds a 75 percent stake) invoiced a total of EUR 567,000 for deliveries and services.

Kurt Stiassny, a member of the Supervisory Board, received a fee of EUR 13,000 before tax for advisory services in 2004.

Members of the Management Board Herbert Ortner and Wolfgang Pilz were granted 12,000 stock options each. Currently 36,000 stock options are issued to members of the Management Board.

In accordance with the compliance regulations, the Austrian Financial Market Authority was notified of the sale of 5,000 shares by Wolfgang Pilz, member of the Management Board, and the sale of 10,000 shares by Chairman of the Supervisory Board Alexander Exner.

Additional information pursuant to
§ 245a Austrian Commercial Code

The expenses incurred for severance payments and pensions for the Management Board and executives were EUR 260,000 and EUR 1,301,000 for other employees.

Governing bodies and employees

The average number of employees in the Group (excluding apprentices but including the Management Board) during the financial year was 2,563 (2003: 2,293). At balance sheet date, there were 2,796 Group employees (2003: 2,331).

Total remuneration of the **Management Board** in 2004, including salary-related costs, was EUR 1,122,000 (2003: EUR 2,081,000). The Austrian Corporate Governance Code requires disclosure of performance-linked components of Management Board remuneration. In 2004, this component of Management Board remuneration amounted to 23.4 percent. The members of the **Supervisory Board** received no payment for their services.

The following persons held office during 2004:

The members of the Supervisory Board were:
Alexander Exner
Hubert Palfinger
Kurt Stiassny
Peter R. Scharler (from 14 April 2004)
Peter Scharler sen. (until 14 April 2004)

Delegated by the Works Council:
Johann Maier
Erwin Asen (from 19 March 2004)
Johann Mair (until 19 March 2004)

The members of the Management Board were:
Wolfgang Anzengruber
Eduard Schreiner
Herbert Ortner
Wolfgang Pilz

Earnings per share

There are 9,283,750 shares in issue. Earnings per share (weighted), based on the consolidated profit after tax of EUR 27,362,000 (2003: EUR 15,283,000), are EUR 3.11 undiluted (2003: EUR 1.73) and EUR 3.11 diluted (2003: EUR 1.73).

The Management Board recommends a dividend payment of EUR 1.10 per share.

Auditors' report and audit certificate

To the members of the
Management Board and Supervisory Board,
PALFINGER AG, Salzburg

We have examined the consolidated financial statements of PALFINGER AG as of 31 December 2004 in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). The Company is responsible for the consolidated financial statements. Our responsibility is to render an opinion thereon, based on our audit.

We have conducted our audit in accordance with the International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). These standards require that we so plan and perform the audit as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. The audit of the consolidated financial statements includes a random sample examination of evidence relevant to the preparation of the review of the accounting and valuation methods used and of material estimates made by the Management Board, as well as an evaluation of the overall adequacy of the disclosure in the consolidated financial statements. In our opinion, our audit represents a sufficiently sound basis for our auditors' report. In our opinion, the consolidated financial statements in all material respects represent a true and fair view of the assets and liabilities of PALFINGER AG as of 31 December 2004 and of its earnings and cash flow for the financial year 2004 and comply with the International Financial Reporting Standards (IFRS) drawn up by the International Accounting Standards Board (IASB).

Austrian commercial law states that fulfillment of the statutory requirements for exemption from the obligation to prepare consolidated financial statements and a Group operational review has to be examined under Austrian law.

We hereby confirm that the statutory requirements for exemption from the obligation to prepare consolidated financial statements and a consolidated operating review under Austrian commercial law have been met. The Group operational review of PALFINGER AG is consistent with the consolidated financial statements.

Vienna, 4 March 2005

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer m.p. Josef Töglhofer m.p.
Chartered Accountants and Registered Auditors

Report of the Supervisory Board

Pursuant to section 96 of the Austrian Companies Act (AktG), the Supervisory Board of PALFINGER AG reports as follows on the 2004 financial year:

In financial 2004, the Supervisory Board of Palfinger AG discharged the duties incumbent upon it by virtue of the law and the Company's articles of association and satisfied itself as to the orderly conduct of the Company's business. The consolidated financial statements for the year ended 31 December 2004 and the operational review by the Management Board for financial 2004 have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, and have been granted an unqualified auditors' report. The audit revealed no grounds for objection.

The Supervisory Board has regularly informed itself as to the conduct of business and has examined the financial statements of the Company for the year ended 31 December 2004, the Management Board's operational review of financial 2004 and the Management Board's proposed distribution of profits for financial 2004 and has likewise found no cause for objection.

The report of the auditors – Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna – has been submitted to the Supervisory Board. The Supervisory Board has accepted the financial statements of the Company for the year ended 31 December 2004 and the operational review by the Management Board of financial 2004, and has approved the annual financial statements for the year ended 31 December 2004, which are thereby adopted in accordance with section 125 of the Austrian Companies Act.

Salzburg, 14 March 2005

Alexander Exner
Chairman of the Supervisory Board

Performance indicators

EVA

(Economic Value Added) A measure of value added by the enterprise
Ratio of ROCE less WACC to average capital employed

Free cash flows

The net amount of cash equivalents available to service internal or external borrowings.

Cash flows from operating activities
plus
Cash flows from investing activities
Interest on external borrowings
less
Tax savings on interest on external borrowings

Gearing ratio

A measure of the enterprise's indebtedness

Ratio of net borrowings to equity as a percentage
Net borrowings are calculated as
Interest-bearing assets
less
Interest-bearing borrowings

ROCE

(Return on Capital Employed) Return on capital invested in the enterprise

Ratio of NOPLAT to average capital employed as a percentage
Capital employed is calculated as
Intangible assets (excluding goodwill)
plus
Property, plant and equipment
Investments
Net working capital

NOPLAT (Net Operating Profit less Adjusted Taxes) is made up of
EBIT
plus
Amortization of goodwill
less
Taxes on EBIT

ROE

(Return on Equity) The amount of enterprise returns,
i.e. the ratio of profit after tax to equity invested

Ratio of profit after tax to average equity
less dividends paid, as a percentage

WACC

(Weighted Average of Cost of Capital) A measure of the average cost of capital invested (debt and equity)

Working capital

This shows the net surplus of current assets over current liabilities

Corporate locations

Austria
PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Palfinger Service- und Beteiligungs-GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Palfinger Europe GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Moosmühlstrasse 1
A-5203 Köstendorf

Palfinger Produktionstechnik GmbH
Lengau 184
A-5211 Friedburg

EPSILON Kran GmbH
Christophorusstrasse 30
A-5061 Elsbethen-Glasenbach

Palfinger Industrieanlagen GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

STEPA Farmkran Gesellschaft m.b.H.
Christophorusstrasse 28
A-5061 Elsbethen-Glasenbach

Argentina
Palfinger Argentina S.A.
Av. Corrientes 327, 3° Piso
Buenos Aires, Argentina

Brazil
Madal Palfinger S.A.
Rua Flavio Francisco Bellini 350
Caxias do Sul, Brazil

Bulgaria
Palfinger Produktionstechnik
Bulgaria EOOD
BG-5980 Cherven Brijag

BG-8672 Tenevo

Canada
Palfinger Inc.
7942 Dorchester Road
Niagara Falls, Ontario L2E 6V6
Canada

Croatia
P i R metal d.o.o.
Ivana Zaridica 27
HR-51000 Rijeka

Germany
Palfinger Bermüller GmbH
Regio Cargo Transporttechnik
Georg-Wimmer-Ring 25
D-85604 Zorneding-Pöring

Palfinger GmbH
Feldkirchener Feld 1
D-83404 Ainring

Bison Palfinger GmbH
Äussere Bautzner Strasse 47
D-02708 Löbau

France
SAS Financière Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

SAS Guima Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

SAS Guima France
29A, Avenue des Tourondes
F-82300 Caussade

Palfinger France SA
ZA Les Basseaux – BP 73
F-26802 Etoile sur Rhône Cedex

SCI Palfinger Paris Sud
ZA Les Basseaux – BP 73
F-26802 Etoile sur Rhône Cedex

SAS Mesle Equipement
ZA de la Longueraie
F-56140 Saint Abraham

SAS Palfinger Service
Avenue Condorcet
F-91240 Saint Michel/Orge

Italy
Palfinger Gru Idrauliche S.r.l.
Via Dante Alighieri 50
I-42023 Cadelbosco di Sopra (RE)

Slovenia
Palfinger proizvodnja d.o.o.
Jaskova 18
SLO-2001 Maribor

South Africa
Palfinger Southern Africa (Pty) Ltd.
28 Harrison Street
Johannesburg 2001, South Africa

USA
Palfinger USA, Inc.
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883, USA

Tiffin Loader Crane Company
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883, USA

As of 31 Dec 2004

Imprint

PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg
AUSTRIA

Investor Relations: Hannes Roither
Phone +43 662 4684 ext. 2260
Fax +43 662 4684 ext. 2280
h.roither@palfinger.com
www.palfinger.com
Consultancy and design: Scholdan & Company
Photos: Gerhard Heller, Palfinger
Printing and other errors excepted.

Group companies

2005 Financial Calendar

PALFINGER AG
Salzburg
EUR 18.568m

100% — Palfinger Service- und Beteiligungs-GmbH, Salzburg, EUR 35,000

95% — Palfinger Industrieanlagen GmbH, Salzburg, EUR 40,000
5% Palfinger Consult AG

Area North America

Area South America

Production, Purchasing, Assembly

100% — Palfinger Inc., Canada, Niagara Falls, CAD 2.05m

100% — Palfinger USA, Inc., USA, Tiffin, USD 2m

- 100% — Tiffin Loader Crane Company, USA, Tiffin, USD 84,000

99% — Madal Palfinger S.A., Brazil, Caxias do Sul, BRL 10.7m
1% free float

99.8% — Palfinger Produktionstechnik GmbH, Salzburg, EUR 40,000
0.2% Palfinger Consult AG*)

- 100% — Palfinger Produktionstechnik Bulgaria EOOD, Bulgaria, Cherven Brijag, BGL 878,450
- 100% — Palfinger proizvodnja d.o.o., Slovenia, Maribor, SIT 475m
- 100% — Palfinger Gru Idrauliche S.r.l., Italy, Bolzano, EUR 52,000
- 20% — P i R metal d.o.o., Croatia, Rijeka, HRK 5m
  80% A.u.N. Rustja

fully consolidated
at equity
unconsolidated

*) administrated in trust for Palfinger Service- und Beteiligungs-GmbH

as of 31 Dezember 2004

Group companies



Area Europe
99.96%
Palfinger Europe GmbH
Salzburg
EUR 208,449.02
0.04% Palfinger Consult AG
49%
Palfinger Argentina S.A.
Argentina, Buenos Aires
ARS 12,000
51% A. Zelpo
49%
Palfinger France SA
France, Etoile sur Rhône Cedex
EUR 1m
51% Group Vincent
33.3%
Palfinger Southern Africa (Pty) Ltd.
South Africa, Johannesburg
ZAR 10,258
66.7% JCI a.o.
60%
Palfinger Bermüller GmbH, RegioCargo Transporttechnik
Germany, Zorneding-Poring
EUR 25,000
40% W. Bermüller
65%
EPSILON Kran GmbH
Salzburg
EUR 40,000
35% Steindl Krantechnik GmbH u.a.
45%
STEPA Farmkran GmbH
Salzburg
EUR 36,336
55% Steindl Krantechnik GmbH
100%
SAS Financière Palfinger
France, Caussade
EUR 8m
5.1%
94.9%
Palfinger GmbH
Germany, Ainring
EUR 550,000
Bison Palfinger Gm
Germany, Löbau
EUR 25,00
99.99%
SCI Palfinger Paris Sud
France, Etoile sur Rhône Cedex
EUR 300,000
0.005% Société de Matériels Vincent Sàrl
0.005% PALFINGER AG
25.01%
SAS Mesle Equipement
France, Saint Abraham
EUR 100,000
40% VRAC+
34.99% O. Billon
99.99%
SAS Palfinger Service
France, Saint Michel
EUR 650,000
0.01% Société de Matériels Vincent Sàrl
100%
SAS Guima Palfinger
France, Caussade
EUR 1.772m
100%
SAS Guima France
France, Caussade
EUR 40,500